United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Interim Financial Statements
June 30, 2022

BRGAAP in R$ (English)

Interim Financial Statements

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2022, which comprises the balance sheet as of June 30, 2022 and the respective income statements and the statements of comprehensive income for the three and six-month periods then ended, the statement of changes in equity for the six-month period then ended, the parent company statement of cash flows for the six-month period then ended and the consolidated statements of cash flows for the three and six-month periods then ended, and explanatory notes.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the quarterly information, and presented in accordance with the standards issued by the CVM.

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the six-month period ended June 30, 2022. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, July 28, 2022

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes Ltda.	Contador CRC 1RJ081115/O-4
CRC 2SP000160/O-5

Income Statement

In millions of Brazilian reais, except earnings per share data

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2022	2021	2022	2021
Continuing operations
Net operating revenue	4(d)	54,974	86,992	111,693	155,784
Cost of goods sold and services rendered	5(a)	(29,377)	(28,758)	(53,551)	(52,345)
Gross profit		25,597	58,234	58,142	103,439

Operating expenses
Selling and administrative	5(b)	(625)	(700)	(1,254)	(1,272)
Research and development		(745)	(733)	(1,376)	(1,274)
Pre-operating and operational stoppage	23	(536)	(998)	(1,336)	(1,790)
Brumadinho event and de-characterization of dams	21 and 23	(1,397)	(953)	(2,229)	(1,590)
Other operating expenses, net	5(c)	(838)	(445)	(1,419)	(499)
		(4,141)	(3,829)	(7,614)	(6,425)
Impairment reversal (impairment and disposals) of non-current assets, net	13(b) and 14	(329)	(206)	4,999	(860)
Operating income		21,127	54,199	55,527	96,154

Financial income	6	672	401	1,460	713
Financial expenses	6	(1,864)	(1,413)	(3,396)	(3,314)
Other financial items, net	6	5,219	3,071	4,587	4,475
Equity results and other results in associates and joint ventures	13 and 22	(282)	(2,202)	837	(2,214)
Income before income taxes		24,872	54,056	59,015	95,814

Income taxes	7
Current tax		(5,841)	(6,272)	(7,125)	(14,542)
Deferred tax		1,442	(4,746)	(8,260)	(6,426)
		(4,399)	(11,018)	(15,385)	(20,968)

Net income from continuing operations		20,473	43,038	43,630	74,846
Net income attributable to noncontrolling interests		252	61	369	134
Net income from continuing operations attributable to Vale's stockholders		20,221	42,977	43,261	74,712

Discontinued operations	14(a)
Net income (loss) from discontinued operations		9,812	(3,206)	9,818	(4,825)
Loss attributable to noncontrolling interests		-	(324)	-	(772)
Net income (loss) from discontinued operations attributable to Vale's stockholders		9,812	(2,882)	9,818	(4,053)

Net income		30,285	39,832	53,448	70,021
Net income (loss) attributable to noncontrolling interests		252	(263)	369	(638)
Net income attributable to Vale's stockholders		30,033	40,095	53,079	70,659

Basic and diluted earnings per share attributable to Vale's stockholders:	8
Common share (R$)		6.43	7.86	11.20	13.82

As described in note 14, the coal segment is presented in these interim financial statements as discontinued operation. Therefore, comparative financial information for the period ended June 30, 2021 has been restated to reflect the sale of the coal operation.

The accompanying notes are an integral part of these interim financial statements.

Income Statement

In millions of Brazilian reais, except earnings per share data

	Parent Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Continuing operations
Net operating revenue	40,305	59,461	71,549	105,536
Cost of goods sold and services rendered	(15,210)	(14,966)	(27,678)	(27,405)
Gross profit	25,095	44,495	43,871	78,131

Operating expenses
Selling and administrative	(308)	(382)	(609)	(705)
Research and development	(350)	(315)	(659)	(567)
Pre-operating and operational stoppage	(505)	(579)	(1,293)	(1,327)
Equity results and others results from subsidiaries	8,658	9,235	24,141	23,055
Brumadinho event and de-characterization of dams	(1,397)	(953)	(2,229)	(1,590)
Other operating expenses, net	(801)	(474)	(1,353)	(961)
	5,297	6,532	17,998	17,905
Impairment and disposals of non-current assets	(134)	(115)	(398)	(123)
Operating income	30,258	50,912	61,471	95,913

Financial income	509	223	1,117	316
Financial expenses	(1,516)	(1,363)	(2,857)	(3,200)
Other financial items, net	5,149	2,636	4,200	(2,317)
Equity results and other results in associates and joint ventures	(282)	(2,202)	837	(2,214)
Income before income taxes	34,118	50,206	64,768	88,498

Income taxes
Current tax	(5,421)	(5,777)	(6,402)	(13,266)
Deferred tax	1,336	(4,334)	(5,287)	(4,573)
	(4,085)	(10,111)	(11,689)	(17,839)

Net income from continuing operations attributable to Vale's stockholders	30,033	40,095	53,079	70,659

Basic and diluted earnings per share attributable to Vale's stockholders:
Common share (R$)	6.43	7.86	11.20	13.82

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income	30,285	39,832	53,448	70,021
Other comprehensive income:
Items that will not be reclassified to income statement
Employee post-retirement obligations (note 26)	560	130	718	1,772
Fair value adjustment to investment in equity securities (i)	-	(486)	-	1,067
	560	(356)	718	2,839
Items that may be reclassified to income statement
Translation adjustments	4,248	(14,324)	(5,560)	(4,301)
Net investment hedge (note 17)	(721)	1,072	408	221
Cash flow hedge (note 17)	1,551	(194)	(3)	(106)
Reclassification of cumulative translation adjustment to income statement (notes 13b and 14a)	(14,636)	(2,134)	(15,415)	(8,442)
	(9,558)	(15,580)	(20,570)	(12,628)
Total comprehensive income	21,287	23,896	33,596	60,232

Comprehensive income (loss) attributable to noncontrolling interests	950	57	350	(796)
Comprehensive income attributable to Vale's stockholders	20,337	23,839	33,246	61,028

	Parent Company
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income	30,033	40,095	53,079	70,659
Other comprehensive income:
Items that will not be reclassified to income statement
Employee post-retirement obligations	(7)	(3)	(13)	(10)
Fair value adjustment to investment in equity securities (i)	-	(405)	-	874
Equity results	567	52	731	1,975
	560	(356)	718	2,839
Items that may be reclassified to income statement
Translation adjustments	3,550	(14,644)	(5,541)	(4,143)
Net investment hedge	(721)	1,072	408	221
Cash flow hedge	(74)	25	(62)	25
Equity results	1,625	(219)	59	(131)
Reclassification of cumulative translation adjustment to income statement	(14,636)	(2,134)	(15,415)	(8,442)
	(10,256)	(15,900)	(20,551)	(12,470)
Total comprehensive income	20,337	23,839	33,246	61,028

(i) Fair value adjustment to shares received as part of the consideration for the sale of Vale’s fertilizer business to The Mosaic Company. In November 2021, the Company sold all shares for R$6,919 (US$1,259 million) in a block trade.

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Cash flow from operations (a)	28,361	51,605	57,543	101,210
Interest on loans and borrowings paid (note 20)	(1,383)	(715)	(2,329)	(2,300)
Cash received (paid) on settlement of derivatives, net (note 17)	(195)	306	(589)	(788)
Payments related to Brumadinho event (note 21)	(1,580)	(1,210)	(1,914)	(1,562)
Payments related to de-characterization of dams (note 23)	(412)	(414)	(769)	(875)
Interest on participative stockholders' debentures paid (note 19)	(1,120)	(1,073)	(1,120)	(1,073)
Income taxes (including settlement program)	(6,060)	(6,696)	(19,649)	(13,129)
Net cash provided by operating activities from continuing operations	17,611	41,803	31,173	81,483
Net cash provided (used) in operating activities from discontinued operations (note 14a)	-	(1,130)	213	(2,500)
Net cash provided by operating activities	17,611	40,673	31,386	78,983

Cash flow from investing activities:
Capital expenditures	(6,373)	(5,841)	(12,337)	(11,223)
Disbursement on VNC sale (note 13b)	-	-	-	(3,134)
Proceeds from sale of CSI (note 13b)	-	-	2,269	-
Dividends received from associates and joint ventures (note 13)	351	230	713	230
Short-term investment	502	2,710	486	(1,359)
Other investments activities, net	272	(921)	269	(1,672)
Net cash used in investing activities from continuing operations	(5,248)	(3,822)	(8,600)	(17,158)
Net cash used in investing activities from discontinued operations (note 14a)	(333)	(11,986)	(534)	(11,772)
Net cash used in investing activities	(5,581)	(15,808)	(9,134)	(28,930)

Cash flow from financing activities:
Loans and borrowings from third parties (note 20)	967	-	3,328	1,633
Payments of loans and borrowings from third parties (note 20)	(7,192)	(1,020)	(9,362)	(7,933)
Payments of leasing (note 20)	(276)	(209)	(492)	(491)
Dividends and interest on capital paid to stockholders (note 27c)	-	(11,046)	(17,849)	(32,912)
Dividends and interest on capital paid to noncontrolling interest	(19)	(16)	(35)	(31)
Share buyback program (note 27d)	(12,752)	(10,407)	(21,928)	(10,407)
Net cash used in financing activities from continuing operations	(19,272)	(22,698)	(46,338)	(50,141)
Net cash used in financing activities from discontinued operations (note 14a)	-	(50)	(54)	(72)
Net cash used in financing activities	(19,272)	(22,748)	(46,392)	(50,213)

Increase (reduction) in cash and cash equivalents	(7,242)	2,117	(24,140)	(160)
Cash and cash equivalents at the beginning of the period	42,931	73,399	65,409	70,086
Effect of exchange rate changes on cash and cash equivalents	1,944	(7,241)	(3,575)	(1,651)
Cash and cash equivalents from subsidiaries sold, net (note 14b)	-	-	(61)	-
Cash and cash equivalents at end of the period	37,633	68,275	37,633	68,275

Cash flow from operating activities:
Income before taxation	24,872	54,056	59,015	95,814
Adjusted for:
Equity results and other results in associates and joint ventures (note 13)	282	2,202	(837)	2,214
Impairment and disposals (impairment reversal) of non-current assets, net (note 14)	329	206	(4,999)	860
Provisions for Brumadinho (note 21)	637	-	637	-
Provision for de-characterization of dams (note 23)	-	-	192	-
Depreciation, depletion and amortization	3,992	4,391	7,583	8,403
Financial results, net (note 6)	(4,027)	(2,059)	(2,651)	(1,874)
Changes in assets and liabilities:
Accounts receivable (note 9)	4,477	(5,741)	9,201	1,981
Inventories (note 10)	(1,272)	(825)	(2,695)	(1,843)
Suppliers and contractors (note 11) (i)	2,269	1,792	(1,568)	95
Payroll and other compensation	352	426	(1,266)	(1,171)
Other assets and liabilities, net	(3,550)	(2,843)	(5,069)	(3,269)
Cash flow from operations (a)	28,361	51,605	57,543	101,210

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	85	73	156	160

(i) Includes variable lease payments.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Parent Company
	Six-month period ended June 30,
	2022	2021
Cash flow from operations (a)	43,230	86,450
Interest on loans and borrowings paid	(1,978)	(2,747)
Cash received (paid) on settlement of derivatives, net	303	(878)
Payments related to Brumadinho event	(1,914)	(1,562)
Payments related to de-characterization of dams	(769)	(875)
Interest on participative stockholders' debentures paid	(1,120)	(1,073)
Income taxes (including settlement program)	(18,830)	(11,495)
Net cash provided by operating activities	18,922	67,820

Cash flow from investing activities:
Capital expenditures	(8,635)	(6,635)
Additions to investments	(806)	(521)
Dividends received from associates and joint ventures	353	230
Short-term investment	351	559
Other investments activities, net (i)	(1,164)	(10,726)
Net cash used in investing activities	(9,901)	(17,093)

Cash flow from financing activities:
Loans and borrowings from third parties	967	1,633
Payments of loans and borrowings from third parties	(2,927)	(7,348)
Payments of leasing	(128)	(154)
Dividends and interest on capital paid to stockholders	(17,849)	(32,912)
Share buyback program	(10,111)	(10,407)
Net cash used in financing activities	(30,048)	(49,188)

Increase (reduction) in cash and cash equivalents	(21,027)	1,539
Cash and cash equivalents at the beginning of the period	34,266	14,609
Cash and cash equivalents from subsidiaries sold, net	85	1,092
Cash and cash equivalents at end of the period	13,324	17,240

Cash flow from operating activities:
Income before taxation	64,768	88,498
Adjusted for:
Equity results and others results from subsidiaries	(24,141)	(23,055)
Equity results and other results in associates and joint ventures	(837)	2,214
Impairment and disposals of non-current assets	398	123
Provisions for Brumadinho	637	-
Provision for de-characterization of dams	192	-
Depreciation, depletion and amortization	4,354	4,122
Financial results, net	(2,460)	5,201
Changes in assets and liabilities:
Accounts receivable	3,708	11,895
Inventories	(250)	(356)
Suppliers and contractors (ii)	(862)	(100)
Payroll and other compensation	(781)	(420)
Other assets and liabilities, net	(1,496)	(1,672)
Cash flow from operations (a)	43,230	86,450
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	156	160

(i) Includes loans and advances with related parties.

(ii) Includes variable lease payments.

The accompanying notes are an integral part of these interim financial statements.

Statement of Balance Sheet

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	20	37,633	65,409	13,324	34,266
Short-term investments	20	253	1,028	21	906
Accounts receivable	9	11,251	21,840	39,947	47,912
Other financial assets	12	1,203	619	1,246	410
Inventories	10	26,997	24,429	7,991	7,246
Recoverable taxes	7(e)	3,894	4,809	2,659	3,519
Other		1,259	1,198	1,776	1,867
		82,490	119,332	66,964	96,126

Non-current assets held for sale	14	1,434	5,468	860	35
		83,924	124,800	67,824	96,161
Non-current assets
Judicial deposits	25(c)	6,954	6,808	6,707	6,543
Other financial assets	12	1,102	796	407	480
Recoverable taxes	7(e)	6,006	5,220	3,693	2,650
Deferred income taxes	7(a)	54,266	63,847	47,841	54,119
Other		4,643	3,604	2,272	894
		72,971	80,275	60,920	64,686

Investments	13	9,378	9,771	129,792	143,640
Intangible	15	49,487	50,287	32,209	29,440
Property, plant, and equipment	16	226,107	233,995	127,726	123,959
		357,943	374,328	350,647	361,725
Total assets		441,867	499,128	418,471	457,886

Liabilities
Current liabilities
Suppliers and contractors	11	19,193	19,393	9,756	10,603
Loans, borrowings and leases	20	4,899	6,720	1,949	3,415
Other financial liabilities	12	8,392	10,946	26,382	11,954
Taxes payable	7(e)	1,734	12,150	1,194	11,129
Settlement program ("REFIS")	7(c)	1,865	1,810	1,865	1,810
Liabilities related to associates and joint ventures	22	9,341	9,964	9,341	9,964
Provisions	24	4,370	5,830	3,028	4,019
Liabilities related to Brumadinho	21	5,553	6,449	5,553	6,449
De-characterization of dams and asset retirement obligations	23	3,623	3,468	3,228	3,126
Other		3,835	6,106	2,994	2,744
		62,805	82,836	65,290	65,213
Liabilities associated with non-current assets held for sale	14	663	1,978	-	-
		63,468	84,814	65,290	65,213
Non-current liabilities
Loans, borrowings, and leases	20	61,143	70,189	15,485	16,520
Participative stockholders' debentures	19	16,861	19,078	16,861	19,078
Other financial liabilities	12	9,533	14,344	67,699	95,636
Settlement program ("REFIS")	7(c)	10,351	10,962	10,351	10,962
Deferred income taxes	7(a)	9,215	10,494	-	-
Provisions	24	12,976	19,082	7,744	7,496
Liabilities related to Brumadinho	21	13,726	13,288	13,726	13,288
De-characterization of dams and asset retirement obligations	23	32,674	41,753	22,228	23,658
Liabilities related to associates and joint ventures	22	8,395	7,407	8,395	7,407
Streaming transactions		8,572	9,927	-	-
Other		1,237	732	4,741	6,225
		184,683	217,256	167,230	200,270
Total liabilities		248,151	302,070	232,520	265,483

Stockholders' equity	27
Equity attributable to Vale's stockholders		185,951	192,403	185,951	192,403
Equity attributable to noncontrolling interests		7,765	4,655	-	-
Total stockholders' equity		193,716	197,058	185,951	192,403
Total liabilities and stockholders' equity		441,867	499,128	418,471	457,886

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2021	77,300	3,634	87,621	(29,189)	(6,899)	59,936	-	192,403	4,655	197,058
Net income	-	-	-	-	-	-	53,079	53,079	369	53,448
Other comprehensive income	-	-	-	-	800	(20,633)	-	(19,833)	(19)	(19,852)
Dividends and interest on capital of Vale's stockholders (note 27c)	-	-	(17,849)	-	-	-	-	(17,849)	-	(17,849)
Dividends of noncontrolling interests	-	-	-	-	-	-	-	-	(23)	(23)
Derecognition of noncontrolling interests	-	-	-	-	-	-	-	-	2,783	2,783
Share buyback (note 27d)	-	-	-	(21,928)	-	-	-	(21,928)	-	(21,928)
Share-based payment	-	-	-	-	(20)	-	-	(20)	-	(20)
Treasury shares used and cancelled (note 27b)	-	-	(14,589)	14,688	-	-	-	99	-	99
Balance at June 30, 2022	77,300	3,634	55,183	(36,429)	(6,119)	39,303	53,079	185,951	7,765	193,716

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2020	77,300	3,634	36,598	(6,452)	(7,307)	82,012	-	185,785	(4,799)	180,986
Net income (loss)	-	-	-	-	-	-	70,659	70,659	(638)	70,021
Other comprehensive income	-	-	-	-	2,718	(12,349)	-	(9,631)	(158)	(9,789)
Dividends and interest on capital of Vale's stockholders	-	-	(22,935)	-	-	-	(3,634)	(26,569)	-	(26,569)
Dividends of noncontrolling interests	-	-	-	-	-	-	-	-	(134)	(134)
Acquisitions and derecognition of noncontrolling interests	-	-	-	-	(1,666)	-	-	(1,666)	9,219	7,553
Share buyback (note 27d)	-	-	-	(10,407)	-	-	-	(10,407)	-	(10,407)
Share-based payment	-	-	-	-	229	-	-	229	-	229
Treasury shares used (note 27b)	-	-	-	37	-	-	-	37	-	37
Balance at June 30, 2021	77,300	3,634	13,663	(16,822)	(6,026)	69,663	67,025	208,437	3,490	211,927

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent Company
	Six-month period ended June 30,
	2022	2021	2022	2021
Generation of value added
Gross revenue
Revenue from products and services	113,086	157,594	72,875	107,257
Revenue from the construction of own assets	3,716	3,969	2,939	1,464
Other revenues	814	1,339	591	1,115
Less:
Cost of products, goods and services sold	(17,556)	(17,527)	(10,278)	(10,010)
Material, energy, third-party services and other	(21,746)	(19,606)	(8,476)	(6,546)
Impairment of non-current assets and other results	4,999	(860)	(398)	(123)
Brumadinho event and de-characterization of dams	(2,229)	(1,590)	(2,229)	(1,590)
Other costs and expenses	(7,503)	(6,718)	(5,024)	(4,443)
Gross value added	73,581	116,601	50,000	87,124
Depreciation, amortization and depletion	(7,583)	(8,403)	(4,354)	(4,122)
Net value added	65,998	108,198	45,646	83,002

Received from third parties
Equity results from entities	837	(2,214)	24,978	20,841
Financial income	(1,868)	505	(1,822)	70
Total value added from continuing operations to be distributed	64,967	106,489	68,802	103,913
Value added from discontinued operations to be distributed (note 14)	(1,733)	(4,344)	-	-
Total value added to be distributed	63,234	102,145	68,802	103,913

Personnel and charges	4,517	4,695	2,590	2,483
Taxes and contributions	20,745	27,777	16,839	24,284
Interest (net derivatives and monetary and exchange rate variation)	(4,846)	(1,494)	(4,624)	5,211
Other remunerations of third party funds	921	665	918	1,276
Reinvested net income from continuing operations	43,261	74,712	53,079	70,659
Income from continuing operations attributable to noncontrolling interest	369	134	-	-
Distributed value added from continuing operations	64,967	106,489	68,802	103,913
Distributed value added from discontinued operations (note 14)	(1,733)	(4,344)	-	-
Distributed value added	63,234	102,145	68,802	103,913

The accompanying notes are an integral part of these interim financial statements.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.               Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, and (iii) copper, used in the construction sector to produce pipes and electrical wires. Vale also produces platinum group metals, gold, silver, and cobalt as by-products and operates a railroad and port logistics system in Brazil to outflow its production. Most of the Company’s products are sold to international markets by Vale International S.A. (“VISA”), a trading company located in Switzerland.

In addition, the Company has equity investments and assets with the objective of reducing energy costs, minimizing the risk of shortages and meeting its energy consumption needs through renewable sources.

Vale also produced thermal and metallurgical coal, which has been sold in the current quarter and is presented in these interim financial statements as a “discontinued operation” (note 14a).

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of interim financial statements

The consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (CPC 21) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM") and by the Brazilian Federal Accounting Council (“CFC”). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2021. Accounting policies, accounting estimates and judgments, management of risk and measurement methods are the same as those adopted in the preparation of the latest annual financial statements. The selected notes of the Parent Company are presented in a summarized form in note 29.

These interim financial statements were authorized for issue by the Executive Committee on July 28, 2022.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company and its associates and joint ventures in Brazil, is the Brazilian real (“R$”). The functional currency of direct subsidiaries operating in an international economic environment is the US dollar (“US$”).

The main exchange rates used by the Company to translate its foreign operations are as follows:

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

			Average rate
	Closing rate		Three-month period ended June 30,		Six-month period ended June 30,
	June 30, 2022	December 31, 2021	2022	2021	2022	2021
US Dollar ("US$")	5.2380	5.5805	4.9265	5.2907	5.0783	5.3862
Canadian dollar ("CAD")	4.0699	4.3882	3.8573	4.3096	3.9937	4.3209
Euro ("EUR")	5.4842	6.3210	5.2409	6.3789	5.5568	6.4902

c) Russia-Ukraine conflict

The Company’s business is subject to external risk factors related to our global operations and the global profile of our client portfolio and supply chains. Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions in connection with the military conflict between Russia and Ukraine.

The resulting economic sanctions imposed by the United States, Canada, the European Union, the UK and other countries as a direct consequence of this conflict may continue to significantly impact supply chains, lead to market disruptions including significant volatility in commodities’ prices and bring heightened near-term uncertainty to the global financial system, including through instability of credit and of capital markets.

At this time, the effects of the Russia-Ukraine conflict have not caused significant impacts on the Company’s operations nor on the fair value of its assets and liabilities. However, escalation of the Russia-Ukraine conflict may adversely affect the Company’s business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial and agricultural supply chains, shipping, and regulatory and contractual uncertainty, and increased geopolitical tensions around the world.

3.       Significant events of the current period

Balance Sheet, Cash Flows and Income Statement were particularly affected by the following events and transactions during the three-month period ended June 30, 2022:

Sale of the Coal operation (note 14a). In April 2022, the Company concluded the sale of the Coal operation to Vulcan Resources for a total consideration of R$1,285 (US$270 million). Following the completion of the transaction, the Company recorded an income of R$9,812 (US$2,058 million) from discontinued operations, mainly due to the reclassification of the cumulative translation adjustments of R$14,636 (US$3,072 million), which was partially offset by the derecognition of the carrying value of noncontrolling interest in the amount of R$2,783 (US$585 million) and impairment of R$2,041 (US$429 million).

Share buyback program (note 27d). In May 2022, the Company concluded its share buyback program by the way of acquiring 178,815,500 common shares, corresponding to the total amount of R$16,225 (US$3,251 million). The Company also approved a new share buyback program to repurchase 500,000,000 common shares and their respective ADRs. Under the current program in place, Vale has already repurchased 70,443,798 common shares, corresponding to a total amount of R$5,703 (US$1,133 million).

Bond tender offers (note 20d). In June 2022, the Company repurchased R$6,520 (US$1,291 million) of its Bonds and paid a premium of R$568 (US$113 million), which has been recorded and is presented as “Bond premium repurchase” under the financial results.

Sale of Midwestern System assets (note 14c). In July 2022 (subsequent event), the Company concluded the sale of the Midwestern System to J&F Mineração Ltda. (“J&F”) and received R$815 (US$150 million), in addition to transferring to J&F the obligations related to the take-or-pay logistics contracts.

Stockholder’s remuneration (note 27c). In July 2022 (subsequent event), the Company approved dividends to its shareholders in the amount of R$16,243 (US$3,000 million), which will be paid in September 2022.

Cancellation of common shares held in treasury (note 27b). In July 2022 (subsequent event), the Company approved the cancellation of 220,150,800 common shares held in treasury.

Sale of Companhia Siderúrgica do Pecém (“CSP”). In July 2022 (subsequent event), the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal for the sale of CSP for approximately R$11,524 (US$2,200 million), which will be used in full on the prepayment of CSP’s outstanding net debt of approximately R$12,047 (US$2,300 million). The Company does not expect any material impact at closing, which is expected to occur in 2022, subject to customary regulatory approvals.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4.        Information by business segment and geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal (presented as discontinued operations). The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA), among other measures.

The Company allocates to “Other” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Costs related to the Brumadinho event are allocated to "Other" as well.

In 2022, the Company has allocated the financial information of the Midwestern System to “Other” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Ferrous Minerals business segment due to the binding agreement to sell this operation. The comparative information was reclassified to reflect the revision in the allocation criteria.

a) Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets, net.

	Consolidated
	Three-month period ended June 30, 2022
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	35,082	(14,690)	(241)	(218)	(366)	-	19,567
Iron ore pellets	8,740	(3,474)	11	(4)	(28)	351	5,596
Other ferrous products and services	651	(455)	3	(5)	(27)	-	167
	44,473	(18,619)	(227)	(227)	(421)	351	25,330

Base metals
Nickel and other products	7,637	(4,606)	(62)	(124)	-	-	2,845
Copper	1,615	(1,323)	(13)	(153)	(10)	-	116
	9,252	(5,929)	(75)	(277)	(10)	-	2,961

Brumadinho event and de-characterization of dams	-	-	(1,397)	-	-	-	(1,397)
Other (i)	1,249	(997)	(1,102)	(241)	(4)	-	(1,095)
Total	54,974	(25,545)	(2,801)	(745)	(435)	351	25,799

(i) Includes the reclassification of the LAJIDA (EBITDA) of Midwestern System in the amount of R$237 (US$49 million).

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	63,532	(14,402)	(327)	(226)	(394)	-	48,183
Iron ore pellets	10,261	(2,742)	9	(2)	(65)	114	7,575
Other ferrous products and services	788	(582)	1	(4)	(21)	-	182
	74,581	(17,726)	(317)	(232)	(480)	114	55,940

Base metals
Nickel and other products	7,911	(5,049)	(142)	(97)	(300)	-	2,323
Copper	3,680	(1,219)	(7)	(105)	(8)	-	2,341
	11,591	(6,268)	(149)	(202)	(308)	-	4,664

Brumadinho event and de-characterization of dams	-	-	(953)	-	-	-	(953)
COVID-19	-	-	(84)	-	-	-	(84)
Other (i)	820	(635)	(543)	(297)	(2)	116	(541)
Total of continuing operations	86,992	(24,629)	(2,046)	(731)	(790)	230	59,026

Discontinued operations – Coal	855	(1,731)	1	(10)	-	-	(885)

Total	87,847	(26,360)	(2,045)	(741)	(790)	230	58,141

(i) Includes the reclassification of the LAJIDA (EBITDA) of Midwestern System in the amount of R$248 (US$47 million).

	Consolidated
	Six-month period ended June 30, 2022
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	73,198	(25,780)	(526)	(397)	(950)	-	45,545
Iron ore pellets	15,901	(6,229)	38	(7)	(57)	351	9,997
Other ferrous products and services	1,247	(860)	(9)	(9)	(43)	-	326
	90,346	(32,869)	(497)	(413)	(1,050)	351	55,868

Base metals
Nickel and other products	15,231	(9,347)	(103)	(210)	(1)	-	5,570
Copper	4,103	(2,512)	24	(286)	(19)	-	1,310
	19,334	(11,859)	(79)	(496)	(20)	-	6,880

Brumadinho event and de-characterization of dams	-	-	(2,229)	-	-	-	(2,229)
Other (i)	2,013	(1,617)	(1,978)	(466)	(9)	2	(2,055)
Total of continuing operations	111,693	(46,345)	(4,783)	(1,375)	(1,079)	353	58,464

Discontinued operations – Coal	2,308	(1,370)	(57)	(7)	-	-	874

Total	114,001	(47,715)	(4,840)	(1,382)	(1,079)	353	59,338

(i) Includes the reclassification of the LAJIDA (EBITDA) of Midwestern System in the amount of R$382 (US$77 million).

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Six-month period ended June 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	113,168	(25,530)	(448)	(410)	(895)	-	85,885
Iron ore pellets	16,898	(4,847)	169	(6)	(137)	114	12,191
Other ferrous products and services	1,574	(1,066)	6	(6)	(44)	-	464
	131,640	(31,443)	(273)	(422)	(1,076)	114	98,540

Base metals
Nickel and other products	15,791	(9,287)	(196)	(157)	(302)	-	5,849
Copper	6,690	(2,123)	(6)	(207)	(11)	-	4,343
	22,481	(11,410)	(202)	(364)	(313)	-	10,192

Brumadinho event and de-characterization of dams	-	-	(1,590)	-	-	-	(1,590)
COVID-19	-	-	(93)	-	-	-	(93)
Other (i)	1,663	(1,584)	(1,103)	(485)	(9)	116	(1,402)
Total of continuing operations	155,784	(44,437)	(3,261)	(1,271)	(1,398)	230	105,647

Discontinued operations – Coal	1,364	(3,541)	9	(21)	-	424	(1,765)

Total	157,148	(47,978)	(3,252)	(1,292)	(1,398)	654	103,882

(i) Includes the reclassification of the LAJIDA (EBITDA) of Midwestern System in the amount of R$439 (US$82 million).

Adjusted LAJIDA (EBITDA) is reconciled to net income as follows:

Continuing operations

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income from continuing operations attributable to Vale's stockholders	20,221	42,977	43,261	74,712
Net income attributable to noncontrolling interests	252	61	369	134
Net income	20,473	43,038	43,630	74,846
Depreciation, depletion and amortization	3,992	4,391	7,583	8,403
Income taxes	4,399	11,018	15,385	20,968
Financial results	(4,027)	(2,059)	(2,651)	(1,874)
LAJIDA (EBITDA) from continuing operations	24,837	56,388	63,947	102,343

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	282	2,202	(837)	2,214
Dividends received from associates and joint ventures	351	230	353	230
Impairment and disposals (impairment reversal) of non-current assets, net	329	206	(4,999)	860
Adjusted LAJIDA (EBITDA) from continuing operations	25,799	59,026	58,464	105,647

Discontinued operations (Coal)

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income (loss) from discontinued operations attributable to Vale's stockholders	9,812	(2,882)	9,818	(4,053)
Loss attributable to noncontrolling interests	-	(324)	-	(772)
Net income (loss)	9,812	(3,206)	9,818	(4,825)
Depreciation, depletion and amortization	-	86	-	86
Income taxes	-	-	9	-
Financial results	(14,636)	(1,937)	(14,603)	(1,946)
Derecognition of noncontrolling interest	2,783	-	2,783	-
LAJIDA (EBITDA) from discontinued operations	(2,041)	(5,057)	(1,993)	(6,685)

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results in associates and joint ventures	-	63	-	144
Dividends received and interest from associates and joint ventures (i)	-	-	-	424
Impairment of non-current assets, net	2,041	4,109	2,867	4,352
Adjusted LAJIDA (EBITDA) from discontinued operations	-	(885)	874	(1,765)

(i) Includes the remuneration of the financial instrument of the Coal segment.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Assets by segment

	Consolidated
	June 30, 2022			December 31, 2021
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible
Ferrous minerals	12,760	6,417	163,203	12,199	6,214	161,770
Base metals	9,578	95	102,140	7,725	95	112,317
Other	-	2,866	10,251	120	3,462	10,195
Total	22,338	9,378	275,594	20,044	9,771	284,282

	Consolidated
	Three-month period ended June 30,
	2022			2021
	Capital expenditures			Capital expenditures
	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization	Sustaining capital (i) (ii)	Project execution	Depreciation, depletion and amortization (ii)
Ferrous minerals	2,349	987	2,450	2,816	590	2,358
Base metals	1,690	440	1,476	1,898	364	1,934
Other	118	789	66	26	147	99
Total	4,157	2,216	3,992	4,740	1,101	4,391

	Consolidated
	Six-month period ended June 30,
	2022			2021
	Capital expenditures			Capital expenditures
	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization	Sustaining capital (i) (ii)	Project execution	Depreciation, depletion and amortization (ii)
Ferrous minerals	4,990	1,920	4,622	5,709	1,036	4,508
Base metals	3,100	793	2,819	3,492	738	3,672
Other	281	1,253	142	89	159	223
Total	8,371	3,966	7,583	9,290	1,933	8,403

(i) According to the Company's remuneration policy, the sustaining capital investments are deducted from the 30% of the adjusted LAJIDA (EBITDA). The calculation also considers the current investment of discontinued coal operations, which was R$201 (US$38 million) for the six-month period ended June 30, 2022 (2021: R$350 (US$65 million)).

(ii) The sustaining capital investments related to the Midwestern System were reclassified for the three and six-month periods ended June 30, 2021 in the amounts of R$20 (US$4 million) and R$25 (US$5 million), respectively. Depreciation, depletion and amortization were reclassified for the same periods in the amounts of R$ 46 (US$9 million) and R$76 (US$14 million), respectively.

c)       Assets by geographic area

	Consolidated
	June 30, 2022				December 31, 2021
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	9,283	39,354	136,817	185,454	9,656	39,339	132,772	181,767
Canada	-	10,115	59,674	69,789	-	10,927	69,429	80,356
Americas, except Brazil and Canada	-	-	170	170	-	-	15	15
Europe	-	-	4,073	4,073	-	-	4,124	4,124
Indonesia	-	7	14,155	14,162	-	8	15,197	15,205
Asia, except Indonesia and China	95	-	4,277	4,372	115	-	4,879	4,994
China	-	8	118	126	-	11	117	128
Oman	-	3	6,823	6,826	-	2	7,462	7,464
Total	9,378	49,487	226,107	284,972	9,771	50,287	233,995	294,053

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d)       Net operating revenue by geographic area

The Company's sales revenue decreased in relation to the previous semester mainly due to the decline in the international price of iron ore, which resulted in a 26.7% decrease in the average price per ton realized by the Company during this period.
	Consolidated
	Three-month period ended June 30, 2022
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	673	543	375	1,591
United States of America	231	2,108	-	2,339
Germany	441	1,123	-	1,564
Europe, except Germany	2,984	2,493	-	5,477
Middle East, Africa, and Oceania	3,209	27	123	3,359
Japan	4,009	978	-	4,987
China	24,190	988	-	25,178
Asia, except Japan and China	3,338	907	225	4,470
Brazil	5,398	85	526	6,009
Net operating revenue	44,473	9,252	1,249	54,974

	Consolidated
	Three-month period ended June 30, 2021
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	1,037	694	269	2,000
United States of America	848	1,516	-	2,364
Germany	816	2,472	-	3,288
Europe, except Germany	5,218	3,101	-	8,319
Middle East, Africa, and Oceania	3,542	39	-	3,581
Japan	5,010	628	-	5,638
China	45,461	1,394	-	46,855
Asia, except Japan and China	5,199	1,672	-	6,871
Brazil	7,450	75	551	8,076
Net operating revenue	74,581	11,591	820	86,992

	Consolidated
	Six-month period ended June 30, 2022
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	1,354	1,407	625	3,386
United States of America	372	3,604	-	3,976
Germany	1,113	3,125	-	4,238
Europe, except Germany	5,803	4,663	-	10,466
Middle East, Africa, and Oceania	5,816	45	123	5,984
Japan	7,565	1,973	-	9,538
China	51,014	2,489	-	53,503
Asia, except Japan and China	6,629	1,870	225	8,724
Brazil	10,680	158	1,040	11,878
Net operating revenue	90,346	19,334	2,013	111,693

	Consolidated
	Six-month period ended June 30, 2021
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	2,020	1,214	507	3,741
United States of America	1,392	3,083	-	4,475
Germany	1,753	5,018	-	6,771
Europe, except Germany	8,452	6,965	-	15,417
Middle East, Africa, and Oceania	5,041	41	-	5,082
Japan	7,903	1,155	-	9,058
China	82,669	2,269	-	84,938
Asia, except Japan and China	9,478	2,537	-	12,015
Brazil	12,932	199	1,156	14,287
Net operating revenue	131,640	22,481	1,663	155,784

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5.       Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Personnel	2,254	2,252	4,245	4,355
Materials and services	4,228	3,825	7,785	7,291
Fuel oil and gas	1,743	1,248	3,233	2,281
Maintenance	3,974	3,941	7,257	7,368
Royalties	1,381	1,848	2,478	3,227
Energy	888	838	1,681	1,613
Acquisition of products	3,323	3,633	5,718	5,511
Depreciation, depletion and amortization	3,832	4,129	7,206	7,908
Freight	5,814	5,196	10,146	9,489
Other	1,940	1,848	3,802	3,302
Total	29,377	28,758	53,551	52,345

Cost of goods sold	28,640	28,004	52,121	50,859
Cost of services rendered	737	754	1,430	1,486
Total	29,377	28,758	53,551	52,345

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Selling	115	123	213	216
Personnel	218	279	497	539
Services	151	120	266	212
Depreciation and amortization	58	53	118	101
Other	83	125	160	204
Total	625	700	1,254	1,272

c)       Other operating expenses, net

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Asset retirement obligations	200	-	200	-
Provision for litigations	243	146	328	234
Profit sharing program	95	280	342	401
COVID-19 expenses	-	84	-	93
Other	300	(65)	549	(229)
Total	838	445	1,419	499

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6.        Financial results

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Financial income
Short-term investments	598	214	1,276	363
Other	74	187	184	350
	672	401	1,460	713
Financial expenses
Loans and borrowings gross interest	(798)	(847)	(1,641)	(1,874)
Capitalized loans and borrowing costs	85	73	156	160
Interest on REFIS	(253)	(55)	(364)	(93)
Interest on lease liabilities (note 20d)	(77)	(90)	(156)	(177)
Bond premium repurchase (note 20d)	(568)	-	(568)	(354)
Other	(253)	(494)	(823)	(976)
	(1,864)	(1,413)	(3,396)	(3,314)
Other financial items, net
Net foreign exchange gains (losses)	2,294	(1,970)	(1,979)	(271)
Participative stockholders' debentures (note 19) (i)	2,633	(1,397)	1,322	(6,711)
Financial guarantees (i)	1,798	2,017	2,411	1,816
Derivative financial instruments (note 17)	(1,360)	4,552	3,061	2,130
Reclassification of cumulative translation adjustments to the income statement (note 13b)	-	-	-	6,391
Indexation gains, net	(146)	(131)	(228)	1,120
	5,219	3,071	4,587	4,475
Total	4,027	2,059	2,651	1,874

(i) These lines were reclassified from the prior period in order to present “Financial expenses” and “Other financial items, net” in similar line items from period to period.

a) Financial guarantees

As of June 30, 2022, the total guarantees granted by the Company (within the limit of its direct or indirect interest) to certain associates and joint ventures totaled R$8,093 (US$1,545 million) (December 31, 2021: R$8,443 (US$1,513 million)). The fair value of these financial guarantees in the amount of R$548 (US$105 million) (December 31, 2021: R$3,026 (US$542 million)) is recorded as “Other non-current liabilities”.

7.        Taxes

a) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2021	63,847	10,494	53,353
Tax effect in the income statement	(8,041)	219	(8,260)
Translation adjustment	(491)	(643)	152
Other comprehensive income	(126)	219	(345)
Transfers between assets and liabilities	(923)	(923)	-
Other	-	(151)	151
Balance at June 30, 2022	54,266	9,215	45,051

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	53,711	9,198	44,513
Tax effect in the income statement	(6,212)	214	(6,426)
Translation adjustment	(408)	(237)	(171)
Other comprehensive income	(380)	753	(1,133)
Balance at June 30, 2021	46,711	9,928	36,783

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Income before income taxes	24,872	54,056	59,015	95,814
Income taxes at statutory rate – 34%	(8,456)	(18,379)	(20,065)	(32,576)
Adjustments that affect the taxes basis:
Tax incentives	2,776	6,147	5,322	8,648
Equity results	105	209	149	181
Monetary exchange variation on tax losses carryforward	1,214	(954)	(2,358)	(959)
Other	(38)	1,959	1,567	3,738
Income taxes	(4,399)	(11,018)	(15,385)	(20,968)

c)       Income taxes - Settlement program (“REFIS”)

	Consolidated
	June 30, 2022	December 31, 2021
Current liabilities	1,865	1,810
Non-current liabilities	10,351	10,962
REFIS liabilities	12,216	12,772

SELIC rate	13.25%	9.25%

It mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028.

d) Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2021 financial statements.

e) Recoverable and payable taxes

						Consolidated
	June 30, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax	1,383	1	155	1,209	60	906
Brazilian federal contributions	2,033	3,504	72	2,903	2,851	66
Income taxes	420	2,501	737	630	2,309	10,385
Financial compensation for the exploration of mineral resources - CFEM	-	-	399	-	-	328
Other	58	-	371	67	-	465
Total	3,894	6,006	1,734	4,809	5,220	12,150

8.        Basic and diluted earnings (loss) per share

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income attributable to Vale's stockholders:
Net income from continuing operations	20,221	42,977	43,261	74,712
Net income (loss) from discontinued operations	9,812	(2,882)	9,818	(4,053)
	30,033	40,095	53,079	70,659
Thousands of shares
Weighted average number of common shares outstanding	4,668,739	5,097,908	4,737,806	5,113,959
Weighted average number of common shares outstanding and potential ordinary shares	4,673,377	5,102,332	4,742,444	5,118,383

Basic and diluted earnings per share from continuing operations:
Common share (R$)	4.33	8.43	9.13	14.61
Basic and diluted earnings (loss) per share from discontinued operations:
Common share (R$)	2.10	(0.57)	2.07	(0.79)
Basic and diluted earnings per share:
Common share (R$)	6.43	7.86	11.20	13.82

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9.        Accounts receivable

	Consolidated
	June 30, 2022	December 31, 2021
Receivables from contracts with customers
Related parties (note 28)	697	608
Third parties
Ferrous minerals	7,552	16,868
Base metals	3,112	3,730
Other	104	900
Accounts receivable	11,465	22,106
Expected credit loss	(214)	(266)
Accounts receivable, net	11,251	21,840

No customer individually represented 10% or more of the Company’s accounts receivable or revenues for both periods presented above.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel and copper prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 17). The selling price of these products can be measured reliably at each period since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	June 30, 2022
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on revenue
Iron ore	12,893	112.8	+/-10%	+/- 717
Copper	57	9,956.3	+/-10%	+/-280

10.       Inventories

	Consolidated
	June 30, 2022	December 31, 2021
Finished products	17,718	15,615
Work in progress	4,748	4,566
Consumable inventory	5,093	4,777

Allowance to net realizable value	(562)	(529)
Total	26,997	24,429

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.       Suppliers and contractors

	Consolidated
	June 30, 2022	December 31, 2021
Third parties - Brazil	8,507	9,856
Third parties - Abroad	9,493	9,038
Related parties (note 28)	1,193	499
Total	19,193	19,393

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12.       Other financial assets and liabilities

	Consolidated
	Current		Non-current
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Other financial assets
Restricted cash	-	-	425	653
Derivative financial instruments (note 17a)	1,203	619	646	110
Investments in equity securities	-	-	31	33
	1,203	619	1,102	796
Other financial liabilities
Derivative financial instruments (note 17a)	903	1,355	1,981	3,301
Other financial liabilities - Related parties (note 28)	895	2,192	-	-
Financial guarantees provided (note 6a) (i)	-	-	548	3,026
Liabilities related to the concession grant	3,947	4,241	7,004	8,017
Contract liability	2,647	3,158	-	-
	8,392	10,946	9,533	14,344

(i) In July 2022 (subsequent event), the Company signed a binding agreement with ArcelorMittal for the sale of CSP. At the closing, CSP's net debt will be settled and the financial liability related to the guarantee granted will be derecognised by Vale.

a) Liabilities related to the concession grant

On April 14, 2022, the Company prepaid R$796 (US$168 million) of its concession grant obligation related to the Estrada de Ferro Carajás ("EFC") as approved by the Board of Directors on October 28, 2021. The outstanding balance will be settled in quarterly installments until 2057.

	Liability		Discount rate
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Concession grant	2,450	3,271	11.04%	11.04%
Midwestern Integration Railway ("FICO")	6,605	6,730	5.73%	5.29%
Infrastructure program	1,760	1,910	5.78%	5.43%
West-East Integration Railway ("FIOL")	136	347	8.45%	5.81%
Total	10,951	12,258

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13.       Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
	% ownership	% voting capital	June 30, 2022	December 31, 2021	2022	2021	2022	2021	2022	2021	2022	2021
Associates and joint ventures
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	124	117	4	7	7	14	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	385	284	51	55	113	84	48	9	48	9
Companhia Hispano-Brasileira de Pelotização	50.89	50.89	211	211	3	1	5	1	7	35	7	35
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	310	270	58	45	65	67	93	30	93	30
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	727	720	56	49	109	67	203	40	203	40
MRS Logística S.A.	48.16	46.75	2,482	2,334	99	97	148	191	-	-	-	-
Samarco Mineração S.A. (note 22)	50.00	50.00	-	-	-	-	-	-	-	-	-	-
VLI S.A.	29.60	29.60	2,178	2,278	(6)	36	(100)	(47)	-	-	-	-
			6,417	6,214	265	290	347	377	351	114	351	114
Base metals
Korea Nickel Corp.	25.00	25.00	95	95	5	1	13	1	-	-	-	-
			95	95	5	1	13	1	-	-	-	-
Other
Aliança Geração de Energia S.A.	55.00	55.00	2,008	2,046	42	36	83	91	-	116	-	116
Aliança Norte Energia Participações S.A.	51.00	51.00	570	586	(9)	(10)	(17)	(16)	-	-	-	-
California Steel Industries, Inc. (note 13b)	50.00	50.00	-	-	-	255	-	323	-	-	360	-
Companhia Siderúrgica do Pecém ("CSP")	50.00	50.00	-	553	-	-	-	(237)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	-	-	36	-	(15)	-	-	-	-
Other	-	-	288	277	(2)	4	12	7	-	-	2	-
			2,866	3,462	31	321	78	153	-	116	362	116
Total			9,378	9,771	301	612	438	531	351	230	713	230

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Changes in the period

	Consolidated
	2022	2021
Balance at January 1,	9,771	10,557
Capital contributions to CSP	-	237
Translation adjustment	(15)	(74)
Equity results	438	531
Dividends declared	(266)	(260)
Equity results reclassified to discontinued operations (note 14a)	-	(144)
Other	(550)	144
Balance at June 30,	9,378	10,991

b) Acquisitions and divestitures

California Steel Industries (“CSI”): In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for R$2,269 (US$437 million). In February 2022, the Company concluded the sale and recorded a gain of R$1,545 (US$297 million) for the six-month period ended June 30, 2022, as “Equity results and other results in associates and joint ventures”, of which R$766 (US$147 million) relates to a gain from the sale and R$779 (US$150 million) is due to the reclassification of the cumulative translation adjustments from the stockholders’ equity to the income statement.

Corporate Venture Capital: In June 2022, the Company created a corporate venture capital initiative (“Vale Ventures”) to invest in global startups involved in sustainable mining initiatives, with a capital investment of R$524 (US$100 million). The purpose of Vale Ventures is to acquire minority stakes in startups focused on decarbonization in the mining value chain, zero-waste mining, energy transition metals and other technologies.

Vale Nouvelle-Calédonie S.A.S. (“VNC”): In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. With the final agreement signed in March 2021, the Company recorded a loss in the amount of R$549 (US$98 million), presented as “Impairment reversal (impairment and disposals) of non-current assets, net” in the income statement for the period ended June 30, 2021. In the same period, the Company also recorded a gain of R$6,391 (US$1,132 million) due to the cumulative translation adjustments reclassification from the stockholders’ equity to the income statement as “Other financial items, net”.

14.       Non-current assets and liabilities held for sales and discontinued operations

	June 30, 2022	December 31, 2021
	Midwestern System assets	Coal (Discontinued operation)	Manganese assets	Other	Total
Assets
Accounts receivable	156	2	59	-	61
Inventories	28	933	66	-	999
Taxes	80	2,031	95	-	2,126
Investments	-	-	-	2,131	2,131
Property, plant and equipment	1,121	-	-	35	35
Other assets	49	112	4	-	116
	1,434	3,078	224	2,166	5,468

Liabilities
Suppliers and contractors	203	613	54	-	667
Other liabilities	460	1,292	19	-	1,311
	663	1,905	73	-	1,978
Net assets held for sale	771	1,173	151	2,166	3,490

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Coal (Discontinued operation)

In June 2021, in preparation for a sale of the coal operation, in connection with the sustainable strategic mining agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”). Following the acquisition of Mitsui’s stakes, and therefore, the simplification of the governance, the Company started the process of divesting its participation in the coal business.

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly known as Vulcan Minerals - “Vulcan”) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of R$1,285 (US$270 million), in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred.

Therefore, in 2021 the Company adjusted the net assets of the coal business to the fair value less costs of disposal, resulting in impairment losses, and started presenting the coal segment as a discontinued operation starting from the year ended December 31, 2021.

On April 25, 2022, the transaction was completed and the Company recorded a net income from discontinued operations of R$9,818 (US$2,060 million) for the six-month period ended June 30, 2022, which is mainly driven by the reclassification of the cumulative translation adjustments of R$14,636 (US$3,072 million), from the stockholders’ equity to the income statement, as required by IAS 21 - The Effects of Changes in Foreign Exchange Rates, partially offset by the derecognition of noncontrolling interest of R$2,783 (US$585 million) due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of R$2,867 (US$589 million), due to the impairment of assets acquired in the period and working capital adjustments. These effects are presented below:

(a.i) Net income and cash flows from discontinued operations

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income from discontinued operations
Net operating revenue	-	855	2,308	1,364
Cost of goods sold and services rendered	-	(1,817)	(1,370)	(3,627)
Operating expenses	-	(9)	(64)	(12)
Impairment and disposals of non-current assets, net	(2,041)	(4,109)	(2,867)	(4,352)
Operating loss	(2,041)	(5,080)	(1,993)	(6,627)
Cumulative translation adjustments (i)	14,636	2,134	14,636	2,134
Other financial results, net	-	(197)	(33)	(188)
Derecognition of noncontrolling interest	(2,783)	-	(2,783)	-
Equity results in associates and joint ventures	-	(63)	-	(144)
Net income (loss) before income taxes	9,812	(3,206)	9,827	(4,825)
Income taxes	-	-	(9)	-
Net income (loss) from discontinued operations	9,812	(3,206)	9,818	(4,825)
Loss attributable to noncontrolling interests	-	(324)	-	(772)
Net income (loss) attributable to Vale's stockholders	9,812	(2,882)	9,818	(4,053)

(i) In 2021, the Company assessed that its Australian subsidiaries (part of the coal business), which were no longer operational, were considered "abandoned" under IAS 21 and, therefore, the Company recognized a gain related to the cumulative translation adjustments in the amount of R$2,134 (US$424 million), which was reclassified to the net income for the period ended June 30, 2021.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Cash flow from discontinued operations
Operating activities
Net income (loss) before income taxes	9,812	(3,206)	9,827	(4,825)
Adjustments:
Equity results in associates and joint ventures	-	63	-	144
Impairment and disposals of non-current assets, net	2,041	4,109	2,867	4,352
Derecognition of noncontrolling interest	2,783	-	2,783	-
Financial Results, net	(14,636)	(1,937)	(14,603)	(1,946)
Decrease in assets and liabilities	-	(159)	(661)	(225)
Net cash provided (used) by operating activities	-	(1,130)	213	(2,500)

Investing activities
Additions to property, plant and equipment	-	(191)	(201)	(350)
Acquisition of NLC, net of cash	-	(11,800)	-	(11,800)
Disposal of coal, net of cash	(333)	-	(333)	-
Other	-	5	-	378
Net cash used in investing activities	(333)	(11,986)	(534)	(11,772)

Financing activities
Payments	-	(50)	(54)	(72)
Net cash used in financing activities	-	(50)	(54)	(72)
Net cash used by discontinued operations	(333)	(13,166)	(375)	(14,344)

b) Manganese ferroalloys operations in Minas Gerais

In January 2022, the Company completed the sale of its ferroalloys operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the State of Minas Gerais, to VDL Group (“VDL”) for a total consideration of R$210 (US$40 million). As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for the six-month period ended June 30, 2022. As a result, the Company no longer has manganese ferroalloys operations.

c) Midwestern System assets

During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System, through its equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of these assets, which was signed on April 6, 2022.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts in the amount of R$4,629 (US$932 million) that were deemed onerous contracts under the Company’s business model for the Midwestern System, which had negative reserves of R$$4,226 (US$892 million) before reclassification to “Non-current assets and liabilities held for sale”.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of R$5,556 (US$1,104 million) recorded as “Impairment reversal (impairment and disposals) of non-current assets, net”, of which R$1,121 (US$214 million) relates to the impairment reversal on the Property, plant and equipment and R$4,435 (US$890 million) is due to the remeasurement of the onerous contract liability.

On July 15, 2022 (subsequent event), the transaction was completed and the Company received R$815 (US$150 million). As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing should not result in any additional impact to the income statement for the next quarter.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15.       Intangible

	Consolidated
	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2021	17,905	29,149	479	2,754	50,287
Additions	-	664	83	3	750
Disposals	-	(46)	-	-	(46)
Amortization	-	(606)	(111)	-	(717)
Translation adjustment	(772)	-	(15)	-	(787)
Balance at June 30, 2022	17,133	29,161	436	2,757	49,487
Cost	17,133	35,858	2,880	2,757	58,628
Accumulated amortization	-	(6,697)	(2,444)	-	(9,141)
Balance at June 30, 2022	17,133	29,161	436	2,757	49,487

	Consolidated
	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2020	17,141	28,015	396	2,757	48,309
Additions	-	307	112	-	419
Disposals	-	(29)	-	-	(29)
Amortization	-	(618)	(85)	-	(703)
Acquisition of NLC (note 14a)	-	7,188	-	-	7,188
Translation adjustment	(128)	(42)	(4)	-	(174)
Balance at June 30, 2021	17,013	34,821	419	2,757	55,010
Cost	17,013	40,511	3,947	2,757	64,228
Accumulated amortization	-	(5,690)	(3,528)	-	(9,218)
Balance at June 30, 2021	17,013	34,821	419	2,757	55,010

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16.       Property, plant, and equipment

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2021	45,408	40,357	26,463	43,206	13,024	8,579	13,864	43,094	233,995
Additions (i)	-	-	-	-	-	151	-	11,691	11,842
Disposals	(73)	(38)	(19)	-	(26)	-	(7)	(233)	(396)
Asset retirement obligation (note 23b)	-	-	-	(5,392)	-	-	-	-	(5,392)
Depreciation, depletion and amortization	(1,039)	(1,240)	(1,781)	(1,189)	(413)	(471)	(746)	-	(6,879)
Impairment reversal, net	295	177	339	203	-	-	107	-	1,121
Transfer to asset held for sale - Midwestern System (note 14c)	(295)	(177)	(339)	(203)	-	-	(107)	-	(1,121)
Translation adjustment	(943)	(543)	(928)	(2,476)	(24)	(413)	(416)	(1,320)	(7,063)
Transfers	1,201	1,513	1,507	1,738	384	-	1,036	(7,379)	-
Balance at June 30, 2022	44,554	40,049	25,242	35,887	12,945	7,846	13,731	45,853	226,107
Cost	81,774	64,787	59,142	85,468	21,065	10,803	30,391	45,853	399,283
Accumulated depreciation	(37,220)	(24,738)	(33,900)	(49,581)	(8,120)	(2,957)	(16,660)	-	(173,176)
Balance at June 30, 2022	44,554	40,049	25,242	35,887	12,945	7,846	13,731	45,853	226,107

(i) Includes capitalized interest.

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	44,646	39,448	25,637	41,853	13,108	8,121	12,968	28,055	213,836
Additions (i)	-	-	-	-	-	247	-	11,558	11,805
Disposals	(10)	(14)	(66)	-	(5)	-	(1)	(146)	(242)
Asset retirement obligation	-	-	-	(1,424)	-	-	-	-	(1,424)
Depreciation, depletion and amortization	(1,224)	(1,258)	(1,792)	(1,373)	(421)	(440)	(703)	-	(7,211)
Impairment, net	-	-	-	-	-	-	-	(465)	(465)
Acquisition of NLC (note 14a)	1,185	2,293	515	-	10	167	10	460	4,640
Translation adjustment	(298)	(110)	(238)	(141)	(14)	(237)	(79)	(304)	(1,421)
Transfers	418	1,074	1,604	919	278	-	626	(4,919)	-
Balance at June 30, 2021	44,717	41,433	25,660	39,834	12,956	7,858	12,821	34,239	219,518
Cost	79,561	63,728	56,289	87,063	20,239	10,059	28,571	34,239	379,749
Accumulated depreciation	(34,844)	(22,295)	(30,629)	(47,229)	(7,283)	(2,201)	(15,750)	-	(160,231)
Balance at June 30, 2021	44,717	41,433	25,660	39,834	12,956	7,858	12,821	34,239	219,518

(i) Includes capitalized interests.

Right-of-use assets (leases)

	December 31, 2021	Additions and contract modifications	Depreciation	Translation adjustment	June 30, 2022
Ports	3,797	4	(134)	(201)	3,466
Vessels	2,744	-	(109)	(173)	2,462
Pelletizing plants	1,203	78	(121)	-	1,160
Properties	468	69	(73)	(1)	463
Energy plants	271	-	(17)	(20)	234
Mining equipment	96	-	(17)	(18)	61
Total	8,579	151	(471)	(413)	7,846

Lease liabilities are presented in note 20.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17.       Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Consolidated
	Assets
	June 30, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	4	15	-	-
IPCA swap	264	-	228	-
Pre-dollar swap and forward transactions	346	291	112	46
Libor swap	122	155	6	62
	736	461	346	108
Commodities price risk
Base metals products	283	185	156	2
Gasoil, Brent and freight	145	-	47	-
	428	185	203	2
Other	39	-	70	-
	39	-	70	-
Total	1,203	646	619	110

	Consolidated
	Liabilities
	June 30, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	469	1,183	842	2,453
IPCA swap	6	404	26	629
Pre-dollar swap and forward transactions	57	342	321	213
Libor swap	-	-	-	6
	532	1,929	1,189	3,301
Commodities price risk
Base metals products	335	-	149	-
Gasoil, Brent and freight	28	-	14	-
	363	-	163	-
Other	8	52	3	-
Total	903	1,981	1,355	3,301

b) Net exposure

	Consolidated
	June 30, 2022	December 31, 2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,633)	(3,295)
IPCA swap	(146)	(427)
Pre-dollar swap and forward transactions	238	(376)
Libor swap (i)	277	62
	(1,264)	(4,036)
Commodities price risk
Base metals products	133	9
Gasoil, Brent and freight	117	33
	250	42
Other	(21)	67
	(21)	67
Total	(1,035)	(3,927)

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. The Company has a multidisciplinary group dedicated to studying the rate transition and its potential impacts and is monitoring and advising various areas of Vale on the necessary initiatives.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)       Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(602)	1,635	1,405	415
IPCA swap	(59)	301	336	112
Eurobonds swap	-	-	-	(154)
Pre-dollar swap and forward operations	(824)	2,272	1,027	1,136
Libor swap	32	(14)	210	39
	(1,453)	4,194	2,978	1,548
Commodities price risk
Base metals products	81	-	42	(13)
Gasoil, Brent and freight	51	336	127	565
	132	336	169	552
Other	(39)	22	(86)	30
	(39)	22	(86)	30
Total	(1,360)	4,552	3,061	2,130

d)       Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(85)	(139)	(225)	(356)
IPCA swap	40	14	54	(352)
Eurobonds swap	-	-	-	(162)
Pre-dollar swap and forward operations	270	56	415	(367)
Libor swap	-	(2)	(3)	(4)
	225	(71)	241	(1,241)
Commodities price risk
Base metals products	(451)	(6)	(877)	(39)
Gasoil, Brent and freight	31	383	47	492
	(420)	377	(830)	453

Total	(195)	306	(589)	(788)

e) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net investment hedge	(721)	1,072	408	221
Cash flow hedge (Thermal coal)	-	(37)	-	(37)
Cash flow hedge (Nickel and Palladium)	1,551	(157)	(3)	(69)

Cash flow hedge (Nickel)

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/ton)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022	2023
Nickel Revenue Hedge Program
Forward	31,875	39,575	S	23,117	46	(143)	(932)	203	(333)	379
Total					46	(143)	(932)	203	(333)	379

In 2022, the Company renewed its hedge nickel program due to the high volatility of nickel prices linked to future cash flows forecast for the period. In this program, hedging operations were executed, through forward contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Nickel price variation.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Cash flow hedge (Palladium)

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/t oz)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022
Palladium Revenue Hedge Program
Call Options	22,114	44,228	S	3,368	-	(5)	-	-	-
Put Options	22,114	44,228	B	2,436	67	146	30	23	67
Total					67	141	30	23	67

f) Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Index	Average rate	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022	2023	2024+
CDI vs. US$ fixed rate swap					(1,234)	(2,572)	(101)	167	(254)	(187)	(793)
Receivable	R$ 7,476	R$ 8,142	CDI	100.20%
Payable	US$ 1,750	US$ 1,906	Fix	2.50%

TJLP vs. US$ fixed rate swap					(399)	(723)	(115)	24	(77)	(43)	(279)
Receivable	R$ 966	R$ 1,192	TJLP +	1.07%
Payable	US$ 250	US$ 320	Fix	3.32%

R$ fixed rate vs. US$ fixed rate swap					8	(354)	17	289	(4)	85	(73)
Receivable	R$ 15,912	R$ 5,730	Fix	4.96%
Payable	US$ 3,043	US$ 1,084	Fix	-1.50%

IPCA vs. US$ fixed rate swap					(410)	(656)	54	34	3	(21)	(392)
Receivable	R$ 1,402	R$ 1,508	IPCA +	4.54%
Payable	US$ 347	US$ 373	Fix	3.88%

IPCA vs. CDI swap					264	228	-	-	264	-	-
Receivable	R$ 811	R$ 769	IPCA +	6.63%
Payable	R$ 1,350	R$ 1,350	CDI	98.76%

Forward	R$ 4,755	R$ 6,013	B	5.46	229	(22)	438	74	80	150	(1)

g) Protection program for Libor floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Index	Average rate	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022	2023	2024+
Libor vs. US$ fixed rate swap					277	62	(4)	13	40	157	80
Receivable	US$ 950	US$ 950	Libor	0.13%
Payable	US$ 950	US$ 950	Fix	0.48%

h) Protection for treasury volatility related to tender offer transaction

To reduce the volatility of the premium to be paid to investors for the tender offer transaction issued on June 9, 2022, treasury lock transactions were implemented and already settled.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Notional			Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Average rate	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022
Forwards	-	-	-	-	-	(41)	-	-

i) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022
Brent crude oil (bbl)
Call options	8,493,000	762,000	B	118	137	39	47	45	137
Put options	8,493,000	762,000	S	82	(28)	(14)	-	10	(28)

Forward Freight Agreement (days)
Freight forwards (days)	690	330	B	24,764	4	8	-	5	4

j) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.21	39	70	-	14	39

Embedded derivative in natural gas purchase agreement (volume/month)
Call options	746,667	729,571	S	233	(60)	(3)	(1)	40	(60)

Fixed price sales protection (ton)
Nickel forwards	216	342	B	16,283	7	8	7	1	7

Hedge program for products acquisition for resale (tons)
Nickel forwards	986	1,206	S	26,192	18	(6)	16	6	18

k) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as of June 30, 2022.

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables.

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(1,234)	(3,469)	(5,704)
	US$ interest rate inside Brazil decrease	(1,234)	(1,469)	(1,724)
	Brazilian interest rate increase	(1,234)	(1,461)	(1,689)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(399)	(724)	(1,049)
	US$ interest rate inside Brazil decrease	(399)	(424)	(451)
	Brazilian interest rate increase	(399)	(455)	(504)
	TJLP interest rate decrease	(399)	(434)	(470)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	8	(3,618)	(7,244)
	US$ interest rate inside Brazil decrease	8	(322)	(671)
	Brazilian interest rate increase	8	(896)	(1,714)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(410)	(864)	(1,319)
	US$ interest rate inside Brazil decrease	(410)	(460)	(514)
	Brazilian interest rate increase	(410)	(508)	(603)
	IPCA index decrease	(410)	(464)	(519)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. CDI swap	Brazilian interest rate increase	264	261	257
	IPCA index decrease	264	262	260
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(262)	(260)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	277	179	79
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	(179)	(79)

NDF BRL/USD	R$ depreciation	229	(744)	(1,718)
	US$ interest rate inside Brazil decrease	229	184	138
	Brazilian interest rate increase	229	97	(27)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	109	(280)	(1,279)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	280	1,279

Forward Freight Agreement
Forwards	Freight price decrease	4	(19)	(41)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	19	41

Nickel sales fixed price protection
Forwards	Nickel price decrease	7	1	(5)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	(1)	5

Hedge program for products acquisition for resale (tons)
Forwards	Nickel price increase	18	(22)	(51)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	22	51

Nickel Revenue Hedging Program
Options	Nickel price increase	46	(892)	(1,830)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	892	1,830

Palladium Revenue Hedging Program
Options	Palladium price increase	67	26	1
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	(26)	(1)

Option - SPCs	SPCs stock value decrease	39	-	-

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Gas purchase	Pellet price increase	(60)	(132)	(218)

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

l) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	June 30, 2022		December 31, 2021
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	254	-	712	-
Aa2	2,019	37	1,592	81
Aa3	1,598	216	2,761	187
A1	4,436	242	6,387	19
A2	11,595	871	19,408	220
A3	9,007	241	8,471	111
Baa1	532	-	500	-
Baa2	78	-	59	-
Ba2 (i)	2,392	192	15,420	28
Ba3 (i)	5,839	15	11,096	-
Other	136	35	31	83
	37,886	1,849	66,437	729

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

18.       Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	Consolidated
	June 30, 2022					December 31, 2021
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 20)	37,633	-	-	37,633	65,409	-	-	65,409
Short-term investments (note 20)	-	-	253	253	-	-	1,028	1,028
Derivative financial instruments (note 17a)	-	-	1,203	1,203	-	-	619	619
Accounts receivable (note 9)	2,048	-	9,203	11,251	3,921	-	17,919	21,840
	39,681	-	10,659	50,340	69,330	-	19,566	88,896
Non-current
Judicial deposits (note 25c)	6,954	-	-	6,954	6,808	-	-	6,808
Restricted cash (note 12)	425	-	-	425	653	-	-	653
Derivative financial instruments (note 17a)	-	-	646	646	-	-	110	110
Investments in equity securities (note 12)	-	31	-	31	-	33	-	33
	7,379	31	646	8,056	7,461	33	110	7,604
Total of financial assets	47,060	31	11,305	58,396	76,791	33	19,676	96,500

Financial liabilities
Current
Suppliers and contractors (note 11)	19,193	-	-	19,193	19,393	-	-	19,393
Derivative financial instruments (note 17a)	-	-	903	903	-	-	1,355	1,355
Loans, borrowings and leases (note 20)	4,899	-	-	4,899	6,720	-	-	6,720
Liabilities related to the concession grant (note 12a)	3,947	-	-	3,947	4,241	-	-	4,241
Other financial liabilities - Related parties (note 28)	895	-	-	895	2,192	-	-	2,192
Contract liability	2,647	-	-	2,647	3,158	-	-	3,158
	31,581	-	903	32,484	35,704	-	1,355	37,059
Non-current
Derivative financial instruments (note 17a)	-	-	1,981	1,981	-	-	3,301	3,301
Loans, borrowings and leases (note 20)	61,143	-	-	61,143	70,189	-	-	70,189
Participative stockholders' debentures (note 19)	-	-	16,861	16,861	-	-	19,078	19,078
Liabilities related to the concession grant (note 12a)	7,004	-	-	7,004	8,017	-	-	8,017
Financial guarantees (note 6a)	-	-	548	548	-	-	3,026	3,026
	68,147	-	19,390	87,537	78,206	-	25,405	103,611
Total of financial liabilities	99,728	-	20,293	120,021	113,910	-	26,760	140,670

a) Hierarchy of fair value

		Consolidated
		June 30, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments (note 20)	253	-	-	253	1,028	-	-	1,028
Derivative financial instruments (note 17a)	-	1,810	39	1,849	-	659	70	729
Accounts receivable (note 9)	-	9,203	-	9,203	-	17,919	-	17,919
Investments in equity securities (note 12)	31	-	-	31	33	-	-	33
	284	11,013	39	11,336	1,061	18,578	70	19,709

Financial liabilities
Derivative financial instruments (note 17a)	-	2,884	-	2,884	-	4,656	-	4,656
Participative stockholders' debentures (note 19)	-	16,861	-	16,861	-	19,078	-	19,078
Financial guarantees (note 6)	-	548	-	548	-	3,026	-	3,026
	-	20,293	-	20,293	-	26,760	-	26,760

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the periods presented.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a.i) Changes in Level 3 assets and liabilities during the period

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2021	70	-
Losses recognized in the income statement	(31)	-
Balance at June 30, 2022	39	-

b) Fair value of loans and borrowings

	Consolidated
	June 30, 2022		December 31, 2021
	Current liabilities	Fair value	Non-current liabilities	Fair value
Quoted in the secondary market:
Bonds	32,255	32,691	41,564	51,068
Debentures	2,089	2,153	2,160	2,160
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,660	1,668	1,975	2,508
R$, with fixed interest	31	31	73	-
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	61	61
Debt contracts in the international market in:
US$, with variable and fixed interest	20,493	19,007	20,173	18,030
Other currencies, with variable interest	52	51	486	299
Other currencies, with fixed interest	491	499	597	654
Total	57,071	56,100	67,089	74,780

19. Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2022, the Company made available for withdrawal as remuneration the amount of R$1,120 (US$235 million) for the second semester of 2021, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price decreased from R$49.10 per debenture for the year ended December 31, 2021, to R$43.39 per debenture for the period ended June 30, 2022, resulting in a gain of R$1,322 (US$288 million) recorded in the income statement for the six-month period ended June 30, 2022. As of June 30, 2022, the liability was R$16,861 (US$3,219 million) (R$19,078 (US$3,419 million) as of December 31, 2021).

20.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)      Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	June 30, 2022	December 31, 2021
Debt contracts	57,780	67,967
Leases	8,262	8,942
Total of loans, borrowings and leases	66,042	76,909

(-) Cash and cash equivalents	37,633	65,409
(-) Short-term investments	253	1,028
Net debt	28,156	10,472

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits, and short-term investments with an insignificant risk of change in value and readily convertible to cash, being R$17,752 (US$3,389 million) (R$37,468 (US$6,714 million) in 2021) denominated in R$, indexed to the CDI, R$15,677 (US$2,993 million) (R$26,613 (US$4,769 million) in 2021) denominated in US$ and R$4,204 (US$803 million) (R$1,328 (US$238 million) in 2021) denominated in other currencies as of June 30, 2022.

c)       Short-term investments

As of June 30, 2022, the balance of R$253 (US$48 million) (R$1,028 (US$184 million) as of December 31, 2021) substantially comprises investments in exclusive investment fund immediately liquidity, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)        Loans, borrowings, and leases

i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Quoted in the secondary market:
US$ Bonds	6.00%	-	-	32,255	41,564
R$ Debentures (ii)	11.41%	1,058	1,038	1,031	1,122
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.93%	335	530	1,325	1,445
R$, with fixed interest	2.78%	31	67	-	6
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	61	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	3.12%	1,853	2,673	18,640	17,500
Other currencies, with variable interest	4.10%	-	430	52	56
Other currencies, with fixed interest	3.58%	62	67	429	530
Accrued charges		709	878	-	-
Total		4,048	5,744	53,732	62,223

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of June 30, 2022.

(ii) The Company has debentures in Brazil that were raised with BNDES for infrastructure investment projects.

(iii) The Company contracted derivatives to mitigate the exposure to changes in cash flows of debt contracted in Brazil, resulting in an average cost of 3.46% per year in US$.

Future flows of debt payments, principal and interest

	Consolidated
	Principal	Estimated future interest payments (i)
2022	2,973	1,446
2023	553	2,950
2024	3,201	2,782
2025	795	2,535
Between 2026 and 2030	18,519	8,433
2031 onwards	31,030	12,443
Total	57,071	30,589

(i) Based on interest rate curves and foreign exchange rates applicable as of June 30, 2022 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to LAJIDA (EBITDA), which is defined in note 4, and interest coverage. The Company did not identify any instances of noncompliance as of June 30, 2022.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2021	44,501	2,120	21,346	67,967
Additions	-	-	3,328	3,328
Repayments	(6,741)	(912)	(1,709)	(9,362)
Interest paid (i)	(2,077)	(213)	(39)	(2,329)
Cash flow from financing activities	(8,818)	(1,125)	1,580	(8,363)

Effect of exchange rate	(2,417)	311	(1,933)	(4,039)
Interest accretion	1,609	449	157	2,215
Non-cash changes	(808)	760	(1,776)	(1,824)

June 30, 2022	34,875	1,755	21,150	57,780

(i) Classified as cash flow due to operational activities.

Funding and repayments

In January 2022, the Company contracted two credit lines of R$2,361 (US$425 million) with The Bank of Nova Scotia, indexed to Libor and maturing in 2027. The Company prepaid R$993 (US$200 million) of a line of credit maturing in 2023 with the same bank.

In May 2022, the Company contracted the credit line of R$967 (US$200 million) with MUFG Bank indexed to Secured Overnight Financing Rate (“SOFR”) and maturing in 2027.

In January 2021, the Company contracted the credit line of R$1,633 (US$300 million) with The New Development Bank maturing in 2035 and indexed to Libor + 2.49% per year.

Bond tender offers

In June 2022, the Company repurchased R$6,520 (US$1,291 million) of its Bonds and paid a premium of R$568 (US$113 million), which has been recorded and is presented as “Bond premium repurchase” under the financial results for the six-month period ended June 30, 2022.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of R$4,946 (US$884 million) (EUR750 million) and paid a premium of R$354 (US$63 million), which was recorded and is presented as “Bond premium repurchase” under the financial results for the six-month period ended June 30, 2021.

Lease liabilities

	Consolidated
	December 31, 2021	Additions and contract modifications	Payments (i)	Interest	Transfer to liabilities held for sale	Translation adjustment	June 30, 2022
Ports	3,982	4	(176)	66	(79)	(209)	3,588
Vessels	2,731	-	(161)	45	-	(176)	2,439
Pelletizing plants	1,253	78	(12)	27	-	-	1,346
Properties	577	69	(113)	5	-	2	540
Energy plants	328	-	(13)	7	-	(24)	298
Mining equipment	71	-	(17)	6	-	(9)	51
Total	8,942	151	(492)	156	(79)	(416)	8,262
Current liabilities	976	-	-	-	-	-	851
Non-current liabilities	7,966	-	-	-	-	-	7,411
Total	8,942	-	-	-	-	-	8,262

(i) The total amount of the variable lease payments not included in the measurement of the lease liabilities for the six-month period ended June 30, 2022 was R$723 (US$ 143 million) (2021: R$591 (US$ 111 million)).

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2022	2023	2024	2025	2026 onwards	Total	Remaining contractual term (years)	Discount rate
Ports	177	339	335	333	3,893	5,077	2 to 21	3% to 6%
Vessels	166	324	316	308	1,810	2,924	3 to 11	3% to 4%
Pelletizing plants	262	262	217	217	606	1,564	2 to 11	2% to 5%
Properties	84	127	112	67	219	609	2 to 8	2% to 6%
Energy plants	18	33	29	29	289	398	8	4% to 6%
Mining equipment	6	21	17	15	8	67	2 to 6	2% to 6%
Total	713	1,106	1,026	969	6,825	10,639

e) Guarantees

As of December 31, 2021, loans and borrowings were secured by property, plant and equipment in the amount of R$458 (US$82 million), which ended as of June 30, 2022.

21.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, State of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 4 victims still missing, and caused extensive property and environmental damage in the region.

As a result, on February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture.

Changes on the provisions in the period

	Consolidated
	December 31, 2021	Operating expense	Present value adjustment	Disbursements	June 30, 2022
Global Settlement for Brumadinho
Payment obligations	7,964	-	390	(1,172)	7,182
Provision for socio-economic reparation and others	4,757	-	94	(128)	4,723
Provision for social and environmental reparation	3,933	-	342	(94)	4,181
	16,654	-	826	(1,394)	16,086
Commitments
Tailings containment and geotechnical safety	1,772	637	2	(221)	2,190
Individual indemnification	640	-	-	(235)	405
Other commitments	671	-	(9)	(64)	598
	3,083	637	(7)	(520)	3,193

	19,737	637	819	(1,914)	19,279

Current liabilities	6,449	-	-	-	5,553
Non-current liabilities	13,288	-	-	-	13,726
Liabilities	19,737	-	-	-	19,279

Discount rate	8.08%				8.75%

The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. In the three and six-month periods ended June 30, 2022, the Company incurred expenses in the amounts of R$760 (US$154 million) and R$1,400 (US$277 million), respectively (2021: R$953 (US$185 million) and R$1,590 (US$300 million), respectively).

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Global Settlement for Brumadinho

The Global Agreement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam rupture.

Measures (i) and (ii) will be carried out directly by the Company for an average period of 5 years. Although the agreement specifies an amount for each project, the project execution is under Vale's responsibility and changes in the original budget and deadlines may have an impact in the provision. In addition, despite the amount set by Global Settlement to carry out the environmental recovery actions, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, despite the fact Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

b) Contingencies and other legal matters

(b.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to take specific remediation and reparation actions. As a result of the Global Settlement, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the parties ratified the agreement with the Public Defendants of the State of Minas Gerais. Thus, the Company is continuing to enter into individual agreements.

(b.ii) Collective Labor Civil Action

In 2021, public civil actions were filed in the Betim Labor Court in the State of Minas Gerais, by a workers' union claiming the payment of compensation for death damages to own and outsourced employees, who died as a result of the rupture of Dam I. An initial sentence was published condemning Vale to pay R$1 (US$191 thousand) per fatal victim. Vale is defending itself on the lawsuits and understands that the likelihood of loss is possible.

(b.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that Vale made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2022.

On November 24, 2021, a new Complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the putative class action already pending in the Eastern District of New York court, asserting virtually the same claims against the same defendants as those in the putative class case.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these processes is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss. The Plaintiff did not specify the amounts alleged in this demand.

(b.iv) Arbitration proceedings in Brazil filed by minority stockholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 385 minority stockholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s minority stockholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the Claimants argue Vale was aware of the risks associated with the dam, and failed to disclose it to the stockholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission in Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Based on the assessment of the Company's legal advisors, the expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$344 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$745 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

(b.v) Investigations conducted by CVM and the Securities and Exchange Commission (“SEC”)

On April 28, 2022, SEC filed a suit against Vale alleging violations of U.S. securities laws arising from Vale’s disclosures about its dam safety management, including the dam at Brumadinho. The SEC could seek the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court. Vale believes that its disclosures did not violate U.S. law and will contest such allegations. Considering that the lawsuit is in its initial phase, it is not yet possible to reliably estimate the amount of a possible loss to the Company.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. Currently, it is not possible to reliably estimate the amount of a possible loss to the Company.

(b.vi) Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. In November 2021, the Brazilian Federal Police concluded an investigation on potential criminal liability for the Brumadinho dam rupture. The investigation has been sent to the Federal Public Prosecutors (“MPF”), which has not brought criminal charges against Vale. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam rupture in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is no possible to estimate when a decision will be issued.

c) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

22.       Liabilities related to associates and joint ventures

a) Rupture of Samarco dam

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Renova Foundation, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Renova Foundation was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“Tac Gov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Judicial recovery of Samarco

Under the Framework Agreement, the Tac Gov Agreement and Renova’s bylaws, Renova Foundation must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

In April 2021, Samarco announced the request for Judicial Reorganization (“RJ”) that was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

The RJ does not affect Samarco’s obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the Framework Agreement. Thus, the liability recorded by Vale as of June 30, 2022 is recognized based on the assumption that Samarco does not have the capacity to generate cash enough to make all cash contributions to the Renova Foundation.

In addition, the ongoing discussions in the context of the RJ may lead to the loss of deductibility of part of the expenses incurred with the Renova Foundation and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. As of June 30, 2022, the exposure is R$8,198 (US$1,565 million), of which R$2,516 (US$480 million) are expenses already incurred and considered as part of the Company’s uncertain tax positions.

The Company is working in the perspective that the mechanisms resulting from the RJ will continue allowing the deductibility of these expenses. However, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the deferred tax recognized by the Company.

b) Changes on the provisions in the period

	Consolidated
	2022	2021
Balance at January 1,	17,371	10,782
Additional provision	450	2,820
Disbursements	-	(743)
Present value adjustment	(85)	(396)
Balance at June 30,	17,736	12,463

	June 30, 2022	December 31, 2021
Current liabilities	9,341	9,964
Non-current liabilities	8,395	7,407
Liabilities	17,736	17,371

c) Renova

During the second quarter of 2022, Renova Foundation reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs mainly due recent judicial decisions increasing the scope of some TTAC programs. The periodic review, resulted in an additional provision of R$450 (US$89 million) (2021: R$2,820 (US$560 million)), which corresponds to its portion of the responsibility to support Renova Foundation.

d) Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture. Due to the safety requirements set by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”), Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam. As of June 30, 2022, Vale has a provision for de-characterization of Germano tailings dam in the amount of R$1,024 (US$195 million) (2021: R$1,126 (US$202 million)).

e) Samarco’s working capital

In addition to the provision, Vale S.A. made available R$113 (US$21 million) during the six-month period ended June 30, 2021, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. In 2022, Vale was not required to fund Samarco’s working capital.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

f) Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(f.i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Tac Gov Agreement estates a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialists. This issue motivated the request for the resumption of the Public Civil Action, by the MPF.

In October 2020, the MPF requested the resumption of its public civil action of R$155 billion (US$30 billion), due to a difficulty in hiring of technical advisors. Discussion for the renegotiation began in April 2021, and a letter of principles was finalized and signed in June 2021 by the companies Vale, BHPB and Samarco, as well as representatives of the Government and various Justice Institutions.

During the current quarter, the Company has made significant progress in the negotiations with the relevant authorities to sign an agreement which would provide a stable framework for the execution of reparation and compensation programs. Although it is not possible to determine at this time, the Company expects to reach an agreement in the foreseeable future and, based on the current terms under discussion, it would not result in any additional provision.

(f.ii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued.

g) Insurance

Since the Fundão dam rupture, the Company negotiated with insurers the indemnification payments based on its general liability policies. As of June 30, 2021, the Company received R$181 (US$33 million), which was recorded as a gain in the income statement as “Equity results and other results in associates and joint ventures”. The Company did not receive any further insurance in 2022 and does not expect to receive any material amounts in the future.

23.       Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to laws and regulations that requires the decommissioning of the assets and mines sites at the end of the operation and, therefore, decommissioning expenditures are incurred predominantly when the Company ceases the operating activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as described below.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam rupture (note 21), the Company has decided to speed up the plan to “de-characterize” all of its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams, however, there are no safety, technical or regulatory reasons for these dams to be de-characterized. Therefore, these dams will be decommissioned using other methods, thus, the provision to execute decommissioning of dams in Canada is recognized as “Asset retirement obligations and environmental obligations”, presented in item (b) below.

In September 2020, the federal government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The statute also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. A substantial part of the Company's de-characterization projects will be completed in 15 years, which exceeds the date established in the regulation due to the characteristics and safety levels of the Company's geotechnical structures.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of R$192 (US$37 million) to make investments in social and environmental projects over a period of 8 years.

Changes on the provisions in the period

	Consolidated
	2022	2021
Balance at January 1,	19,666	11,897
Additional provision	192	-
Disbursements	(769)	(461)
Present value adjustment	(525)	(258)
Balance at June 30,	18,564	11,178

	June 30, 2022	December 31, 2021
Current liabilities	2,489	2,518
Non-current liabilities	16,075	17,148
Liabilities	18,564	19,666

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$823 (US$161 million) for the period ended June 30, 2022 (2021: R$1,046 (US$193 million)). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Consolidated
	Liability		Discount rate
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	Cash flow duration
Liability by geographical area
Brazil	7,230	7,786	6.01%	5.48%	2119
Canada	8,393	15,221	1.31%	0.00%	2151
Oman	642	684	4.21%	3.03%	2035
Indonesia	368	432	4.48%	4.20%	2061
Other	1,100	1,432	0.01 - 2.23%	0.00 - 7.79%	-
	17,733	25,555

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Changes on the provisions in the period

	Consolidated
	2022			2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance at January 1,	23,906	1,649	25,555	21,929	1,571	23,500
Present value adjustment (i)	(5,805)	(22)	(5,827)	(1,301)	66	(1,235)
Disbursements	(215)	(141)	(356)	(120)	(92)	(212)
Revisions on projected cash flows	200	(3)	197	-	-	-
Translation adjustment	(1,583)	(13)	(1,596)	(117)	(4)	(121)
Transfer to assets held for sale (note 14)	(231)	(9)	(240)	-	-	-
Balance at June 30,	16,272	1,461	17,733	20,391	1,541	21,932

	June 30, 2022			December 31, 2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	556	578	1,134	400	550	950
Non-current	15,716	883	16,599	23,506	1,099	24,605
Liability	16,272	1,461	17,733	23,906	1,649	25,555

(i) Mainly refers to the increase in the discount rate of the asset retirement obligation in Canada, which increased from 0.00% to 1.31% in the six-month period ended June 30, 2022. The adjustment in provision was recorded as the property, plant and equipment (note 16).

c) Financial guarantees

The Company has issued letters of credit and surety bonds of R$3,163 (US$604 million) as of June 30, 2022 (2021: R$3,373 (US$605 million), in connection with the asset retirement obligations for its Base Metals operations.

24.        Provisions

			Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Provisions for litigation (note 25)	568	516	5,890	5,647
Employee post-retirement obligations (note 26)	555	553	7,086	8,556
Payroll, related charges and other remunerations	3,006	4,553	-	-
Onerous contracts	241	208	-	4,879
	4,370	5,830	12,976	19,082

25.       Litigations

The Company is defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as of June 30, 2022 is R$2,305 (US$440 million) (2021: R$2,243 (US$402 million)). This proceeding is guaranteed by a judicial deposit in the amount of R$2,664 (US$509 million) recorded as of June 30, 2022 (2021: R$2,586 (US$463 million)).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2021	2,542	1,579	2,000	42	6,163
Additions and reversals, net	9	119	168	32	328
Payments	(5)	(137)	(121)	(2)	(265)
Indexation and interest	70	145	68	-	283
Held for sale (note 14)	(4)	(39)	(8)	-	(51)
Balance at June 30, 2022	2,612	1,667	2,107	72	6,458
Current liabilities	79	123	334	32	568
Non-current liabilities	2,533	1,544	1,773	40	5,890
	2,612	1,667	2,107	72	6,458

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,520	1,354	1,741	56	5,671
Additions and reversals, net	(8)	-	240	2	234
Payments	-	(87)	(146)	(21)	(254)
Acquisition of NLC (note 14a)	-	6	23	-	29
Indexation and interest	16	53	133	2	204
Balance at June 30, 2021	2,528	1,326	1,991	39	5,884
Current liabilities	42	86	385	1	514
Non-current liabilities	2,486	1,240	1,606	38	5,370
	2,528	1,326	1,991	39	5,884

b)       Contingent liabilities

	Consolidated
	June 30, 2022	December 31, 2021
Tax litigations	32,372	28,891
Civil litigations	7,291	8,384
Labor litigations	2,777	2,882
Environmental litigations	5,511	5,322
Total	47,951	45,479

In addition, as reported in the annual financial statements for 2021, the Company is a counterparty in several actions and the main updates on contingent liabilities since then, are discussed as follows:

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(b.i) Tax proceedings - PIS/COFINS

The Company is a party to several collections related to the alleged improper use of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. In the current period the Company received new proceedings in the amount of R$2,070 (US$395 million), for which the likelihood of loss is deemed possible.

(b.ii) Tax proceedings - Value added tax on services and circulation of goods (“ICMS”)

Vale is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) use of undue tax credit; (ii) failing to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on acquisition of electricity (iv) operations related to the collection of tax rate differential (“DIFAL”) and (v) incidence of ICMS on its own transportation. During 2022, the Company received new proceedings in the amount of R$453 (US$86 million), for which the likelihood of loss is deemed possible.

c) Judicial deposits

	Consolidated
	June 30, 2022	December 31, 2021
Tax litigations	5,458	5,341
Civil litigations	617	559
Labor litigations	749	783
Environmental litigations	130	125
Total	6,954	6,808

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$11.7 billion (US$2.2 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

26.       Employee post-retirement obligations

a) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives to retain and stimulate their performance.

On March 30, 2022, a new Matching program started and the fair value estimate was based on the Company's share price and their respective ADRs at the grant date, which was R$95.87 and US$20.03 per share. The Company will grant 1,437,588 shares for the new cycle (2021: 1,046,255 shares). The fair value of the program will be recognized on a straight-line basis over the required three-month period of service, net of estimated losses.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Reconciliation of assets and liabilities recognized in the balance sheet

	Consolidated
	June 30, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the period	5,135	-	-	4,488	-	-
Interest income	24	-	-	313	-	-
Changes on asset ceiling	1,184	-	-	326	-	-
Translation adjustment	61	-	-	8	-	-
Balance at end of the period	6,404	-	-	5,135	-	-

Amount recognized in the balance sheet
Present value of actuarial liabilities	(28,213)	(3,252)	(6,155)	(15,808)	(22,228)	(7,967)
Fair value of assets	34,617	1,766	-	20,943	21,086	-
Effect of the asset ceiling	(6,404)	-	-	(5,135)	-	-
Liabilities	-	(1,486)	(6,155)	-	(1,142)	(7,967)

Current liabilities	-	(212)	(343)	-	(266)	(287)
Non-current liabilities	-	(1,274)	(5,812)	-	(876)	(7,680)
Liabilities	-	(1,486)	(6,155)	-	(1,142)	(7,967)

27.        Stockholders’ equity

a) Share capital

As of June 30, 2022, the share capital was R$77,300 (US$61,614 million) corresponding to 4,999,040,063 shares issued and fully paid without par value.

	June 30, 2022
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,319,727,671	-	1,319,727,671
Previ	411,270,356	-	411,270,356
Capital World Investors	319,508,101	-	319,508,101
Blackrock, Inc	302,602,159	-	302,602,159
Mitsui&co	286,347,055	-	286,347,055
Free floating	3,271,534,308	-	3,271,534,308
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,591,261,979	12	4,591,261,991
Shares in treasury	407,778,072	-	407,778,072
Total capital	4,999,040,051	12	4,999,040,063

The information presented above is based on communications sent by stockholders pursuant to Instruction 358 issued by the Brazilian Securities Exchange Commission (“CVM”).

b) Cancellation of treasury shares

On February 24, 2022, the Board of Directors approved the cancellation of 133,418,347 common shares issued by the Company and held in treasury, without reducing the value of its share capital. The effect of R$14,589 (US$2,830 million) was recorded in shareholders' equity as “Treasury shares used and cancelled” for the six-month period ended June 30, 2022.

On July 28, 2022 (subsequent event), the Board of Directors approved the cancellation of 220,150,800 common shares issued by the Company and held in treasury, without reducing the value of its share capital.

c) Remuneration approved

On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of R$17,849 (US$3,500 million), which was fully paid on March 16, 2022.

On July 28, 2022 (subsequent event), the Board of Directors approved the stockholder’s remuneration in the total amount of R$16,243 (US$3,000 million), which will be paid in September 2022.

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of R$21,866 (US$3,972 million), which was fully paid on March 15, 2021.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

On June 17, 2021, the Board of Directors approved an additional stockholder’s remuneration in the total amount of R$11,046 (US$2,200 million), which was fully paid on June 30, 2021.

d) Share buyback

In 2021, the Board of Directors approved a share buyback program to repurchase 470,000,000 common shares up to 18 months. These programs were concluded and the Company repurchased 178,815,500 common shares and their respective ADRs during the six-month period ended June 30, 2022, corresponding to R$16,225 (US$3,251 million), of which R$8,758 (US$1,750 million) were acquired through wholly owned subsidiaries and R$7,467 (US$1,501 million) by the Parent Company (2021: 93,088,200 shares, corresponding to R$10,407 (US$2,004 million)). As of June 30, 2022, the subsidiaries hold 189,153,851 shares, corresponding to R$16,831 (US$3,290 million), and the remaining shares were transferred to the Parent Company.

On May 16, 2022, the Company approved a new share buyback program to repurchase 500,000,000 common shares and their respective ADRs over the next 18 months. During the six-month period ended June 30, 2022, the Company repurchased 70,443,798 common shares and their respective ADRs, corresponding to R$5,703 (US$1,133 million), of which R$3,059 (US$606 million) were acquired through wholly owned subsidiaries and R$2,644 (US$527 million) by the Parent Company.

28.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)       Transactions with related parties

	Consolidated
	Three-month period ended June 30,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures	691	(1,319)	(34)	948	(1,066)	(46)
Companhia Siderúrgica do Pecém	619	-	20	947	-	(26)
Aliança Geração de Energia S.A.	-	(136)	-	1	(119)	-
Pelletizing companies (i)	-	(476)	(54)	-	(359)	(20)
MRS Logística S.A.	3	(548)	-	-	(423)	-
Norte Energia S.A.	-	(155)	-	-	(157)	-
Other	69	(4)	-	-	(8)	-
Associates	408	(38)	7	357	(20)	(5)
VLI	407	(38)	(3)	355	(20)	(4)
Other	1	-	10	2	-	(1)
Major stockholders	384	-	(506)	316	-	977
Bradesco	-	-	(508)	-	-	972
Mitsui	384	-	-	316	-	-
Banco do Brasil	-	-	2	-	-	5
Total of continuing operations	1,483	(1,357)	(533)	1,621	(1,086)	926
Discontinued operation - Coal (note 14)	-	-	-	-	(241)	11
Total	1,483	(1,357)	(533)	1,621	(1,327)	937

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Six-month period ended June 30,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures	1,391	(2,337)	(115)	1,836	(1,756)	(43)
Companhia Siderúrgica do Pecém	1,289	-	(13)	1,823	-	(8)
Aliança Geração de Energia S.A.	-	(268)	-	13	(272)	-
Pelletizing companies (i)	-	(843)	(102)	-	(476)	(35)
MRS Logística S.A.	3	(892)	-	-	(693)	-
Norte Energia S.A.	-	(317)	-	-	(291)	-
Other	99	(17)	-	-	(24)	-
Associates	738	(63)	(6)	683	(50)	(7)
VLI	735	(63)	(6)	680	(50)	(7)
Other	3	-	-	3	-	-
Major stockholders	788	-	988	611	-	447
Bradesco	-	-	985	-	-	437
Mitsui	788	-	-	611	-	-
Banco do Brasil	-	-	3	-	-	10
Total of continuing operations	2,917	(2,400)	867	3,130	(1,806)	397
Discontinued operation - Coal (note 14)	-	-	-	-	(518)	81
Total	2,917	(2,400)	867	3,130	(2,324)	478

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Outstanding balances with related parties

	Consolidated
	June 30, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets
Joint Ventures	-	426	317	-	419	536
Companhia Siderúrgica do Pecém	-	404	89	-	414	219
Pelletizing companies (i)	-	-	-	-	-	208
MRS Logística S.A.	-	-	103	-	-	105
Other	-	22	125	-	5	4
Associates	-	184	-	-	102	17
VLI	-	167	-	-	87	-
Other	-	17	-	-	15	17
Major stockholders	1,551	16	194	10,184	23	28
Bradesco	1,488	-	194	9,744	-	28
Mitsui	-	16	-	-	23	-
Banco do Brasil	63	-	-	440	-	-
Pension plan	-	71	-	-	64	-
Total	1,551	697	511	10,184	608	581

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	June 30, 2022		December 31, 2021
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures	1,076	895	388	2,192
Pelletizing companies (i)	746	895	73	2,192
MRS Logística S.A.	181	-	228	-
Other	149	-	87	-
Associates	65	675	57	262
VLI	35	675	32	262
Other	30	-	25	-
Major stockholders	-	854	-	1,488
Bradesco	-	854	-	1,479
Mitsui	-	-	-	9
Pension plan	52	-	54	-
Total	1,193	2,424	499	3,942

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

29.        Parent Company information (individual interim information)

a) Income tax reconciliation

	Parent Company
	Six-month period ended June 30,
	2022	2021
Income before income taxes	64,768	88,498
Income taxes at statutory rate – 34%	(22,021)	(30,089)
Adjustments that affect the basis of taxes:
Tax incentives	5,035	8,219
Equity results	8,874	8,022
Others	(3,577)	(3,991)
Income taxes	(11,689)	(17,839)

b)       Recoverable and payable taxes

					Parent Company
	June 30, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax	408	-	7	217	-	451
Brazilian federal contributions	1,837	3,259	41	2,730	2,650	47
Income taxes	354	434	445	516	-	9,935
Financial compensation for the exploration of mineral resources - CFEM	-	-	386	-	-	306
Others	60	-	315	56	-	390
Total	2,659	3,693	1,194	3,519	2,650	11,129

c)       Accounts receivable

	Parent Company
	June 30, 2022	December 31, 2021
Receivables from customer contracts
Related parties	38,262	46,044
Third parties
Ferrous minerals	1,721	1,897
Base metals	16	9
Others	10	23
Accounts receivable	40,009	47,973
Expected credit loss	(62)	(61)
Accounts receivable, net	39,947	47,912

d)       Suppliers and contractors

	Parent Company
	June 30, 2022	December 31, 2021
Third parties – Brazil	7,728	8,979
Third parties – Abroad	708	1,006
Related parties	1,320	618
Total	9,756	10,603

e)       Other financial assets and liabilities

	Parent Company
	Current		Non-Current
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Other financial assets
Restricted cash	-	-	25	358
Derivative financial instruments	652	410	305	46
Investments in equity securities	-	-	31	33
Related parties - Loans	594	-	46	43
	1,246	410	407	480
Other financial liabilities
Derivative financial instruments	298	879	1,803	3,042
Related parties - Loans	21,172	4,574	58,344	81,551
Related parties - Other financial liabilities	940	2,235	-	-
Financial guarantees	-	-	548	3,026
Liabilities related to the concession grant	3,947	4,241	7,004	8,017
Contract liability	25	25	-	-
	26,382	11,954	67,699	95,636

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

f)        Investments

	Parent Company
	2022	2021
Balance at January 1st,	143,640	181,319
Additions and capitalizations	806	521
Translation adjustment	(23,972)	(14,349)
Equity results and others results from subsidiaries	24,141	23,055
Equity results and other results in associates and joint ventures	1,959	531
Equity results in statement of comprehensive income	790	1,889
Equity results in statement of noncontrolling	-	(1,666)
Dividends declared	(124)	(1,439)
Share buyback by subsidiaries	(11,818)	-
Transfer to asset held for sale - Midwestern System	(860)	-
Mergers (i)	(2,002)	(3,436)
Others	(2,768)	(1,041)
Balance at June 30,	129,792	185,384

(i) On April 29, 2022, the General Meeting approved the merger of New Steel into Vale S.A. The merger did not result in the issuance of new shares or changed Vale's share capital, and the respective net assets were incorporated. On April 30, 2021, the Company approved the merger of the spin-off net assets of Minerações Brasileiras Reunidas S.A. and the full merger of Companhia Paulista de Ferroligas and Valesul Alumínio S.A. The merger did not result in the issuance of new shares or changed Vale's share capital, and the respective net assets were incorporated.

g)        Intangible

	Parent Company
	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2021	29,149	291	-	29,440
Additions	664	58	-	722
Disposals	(46)	-	-	(46)
Amortization	(606)	(58)	-	(664)
Merger of New Steel	-	-	2,757	2,757
Balance at June 30, 2022	29,161	291	2,757	32,209
Cost	35,858	1,529	2,757	40,144
Accumulated amortization	(6,697)	(1,238)	-	(7,935)
Balance at June 30, 2022	29,161	291	2,757	32,209

	Parent Company
	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2020	28,015	228	-	28,243
Additions	306	68	-	374
Disposals	(30)	-	-	(30)
Amortization	(585)	(39)	-	(624)
Balance at June 30, 2021	27,706	257	-	27,963
Cost	33,396	2,691	-	36,087
Accumulated amortization	(5,690)	(2,434)	-	(8,124)
Balance at June 30, 2021	27,706	257	-	27,963

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

h)        Property, plant and equipment

	Parent Company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2021	29,235	31,458	11,188	9,236	12,653	1,659	7,543	20,987	123,959
Additions (i)	-	-	-	-	-	164	-	7,770	7,934
Disposals	(61)	(34)	(5)	-	(26)	(9)	(5)	(179)	(319)
Assets retirement obligation	-	-	-	(108)	-	-	-	-	(108)
Depreciation, amortization and depletion	(596)	(862)	(815)	(330)	(392)	(192)	(601)	-	(3,788)
Merger of New Steel	11	2	11	-	-	-	7	17	48
Transfers	1,049	1,384	1,045	(27)	378	(3)	939	(4,765)	-
Balance at June 30, 2022	29,638	31,948	11,424	8,771	12,613	1,619	7,883	23,830	127,726
Cost	42,545	46,567	23,716	13,183	20,289	2,602	17,647	23,830	190,379
Accumulated depreciation	(12,907)	(14,619)	(12,292)	(4,412)	(7,676)	(983)	(9,764)	-	(62,653)
Balance at June 30, 2022	29,638	31,948	11,424	8,771	12,613	1,619	7,883	23,830	127,726

	Parent Company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	28,299	30,567	10,232	9,016	12,713	2,115	7,065	11,331	111,338
Additions (i)	-	-	-	-	-	201	-	6,656	6,857
Disposals	-	(9)	(16)	-	(8)	(923)	(3)	(99)	(1,058)
Assets retirement obligation	-	-	-	(326)	-	-	-	-	(326)
Depreciation, amortization and depletion	(699)	(814)	(754)	(359)	(398)	(133)	(540)	-	(3,697)
Merger of MBR	434	293	277	641	25	-	104	1,226	3,000
Transfers	267	714	1,220	409	274	-	572	(3,456)	-
Balance at June 30, 2021	28,301	30,751	10,959	9,381	12,606	1,260	7,198	15,658	116,114
Cost	39,935	43,646	21,935	13,124	19,505	2,051	16,355	15,658	172,209
Accumulated depreciation	(11,634)	(12,895)	(10,976)	(3,743)	(6,899)	(791)	(9,157)	-	(56,095)
Balance at June 30, 2021	28,301	30,751	10,959	9,381	12,606	1,260	7,198	15,658	116,114

(i) Includes capitalized borrowing costs.

i)        Loans and borrowings

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Quoted in the secondary market:
Bonds	6.00%	-	-	2,576	2,904
Eurobonds	-	-	-	-	-
R$, Debentures	11.41%	1,057	1,037	1,032	1,122
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.93%	336	532	1,325	1,444
R$, with fixed interest	2.78%	30	63	1	8
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	62	-	-
Debt contracts in the international market in:
US$, with variable interest	3.12%	-	698	9,009	9,600
Other, with variable interest	4.10%	-	432	51	57
Accrued charges		167	191	-	-
Total		1,590	3,015	13,994	15,135

The future flows of debt payments (principal) are as follows:

Parent Company
Debt principal
2022	1,116
2023	490
2024	3,131
2025	724
Between 2026 and 2030	5,077
2031 onwards	4,879
15,417

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

j)        Provisions

			Parent Company
	Current liabilities		Non-current liabilities
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Payroll, related charges and other remunerations	2,187	3,259	-	-
Provisions for litigation	563	511	5,483	5,260
Employee post-retirement obligations	278	249	2,261	2,236
Provisions	3,028	4,019	7,744	7,496

k)        Contingent liabilities

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2021	2,513	1,259	1,960	39	5,771
Additions and reversals, net	9	99	164	29	301
Payments	(6)	(136)	(114)	(2)	(258)
Indexation and interest	69	91	70	2	232
Balance at June 30, 2022	2,585	1,313	2,080	68	6,046
Current liabilities	79	118	334	32	563
Non-current liabilities	2,506	1,195	1,746	36	5,483
	2,585	1,313	2,080	68	6,046

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,410	1,090	1,687	50	5,237
Additions and reversals, net	(7)	(4)	238	3	230
Payments	-	(86)	(136)	(19)	(241)
Indexation and interest	16	38	129	2	185
Merger	79	125	4	3	211
Balance at June 30, 2021	2,498	1,163	1,922	39	5,622
Current liabilities	43	81	384	1	509
Non-current liabilities	2,455	1,082	1,538	38	5,113
	2,498	1,163	1,922	39	5,622

l)        Contingent liabilities

	Parent Company
	June 30, 2022	December 31, 2021
Tax litigations	31,789	28,377
Civil litigations	6,161	6,461
Labor litigations	2,667	2,785
Environmental litigations	4,585	4,391
Total	45,202	42,014

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

m)        Transactions with related parties

	Parent Company
	Three-month period ended June 30,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries	34,600	(260)	1,160	51,734	(702)	(2,129)
Vale International	34,541	-	1,134	51,684	-	(2,125)
Others	59	(260)	26	50	(702)	(4)
Joint Ventures	689	(1,317)	3	948	(1,066)	(36)
Companhia Siderúrgica do Pecém	620	-	20	948	-	(26)
Aliança Geração de Energia S.A.	-	(136)	-	-	(119)	-
Pelletizing companies (i)	-	(475)	(16)	-	(359)	(11)
MRS Logística S.A.	-	(548)	-	-	(423)	-
Norte Energia S.A.	-	(155)	-	-	(157)	-
Others	69	(3)	(1)	-	(8)	1
Associates	409	(38)	8	356	(20)	(5)
VLI	407	(38)	(3)	355	(20)	(4)
Others	2	-	11	1	-	(1)
Major stockholders	-	-	(532)	-	-	1,001
Bradesco	-	-	(533)	-	-	999
Banco do Brasil	-	-	1	-	-	2
Total	35,698	(1,615)	639	53,038	(1,788)	(1,169)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Six-month period ended June 30,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries	60,324	(434)	(3,461)	91,894	(1,790)	(1,802)
Vale International	60,211	-	(3,451)	91,801	-	(1,780)
Others	113	(434)	(10)	93	(1,790)	(22)
Joint Ventures	1,376	(2,335)	(34)	1,815	(1,756)	(28)
Companhia Siderúrgica do Pecém	1,277	-	(13)	1,815	-	(8)
Aliança Geração de Energia S.A.	-	(268)	-	-	(272)	-
Pelletizing companies (i)	-	(842)	(20)	-	(476)	(20)
MRS Logística S.A.	-	(892)	-	-	(693)	-
Norte Energia S.A.	-	(317)	-	-	(291)	-
Others	99	(16)	(1)	-	(24)	-
Associates	737	(63)	(5)	682	(50)	(7)
VLI	735	(63)	(6)	680	(50)	(7)
Others	2	-	1	2	-	-
Major stockholders	-	-	950	-	-	434
Bradesco	-	-	948	-	-	431
Banco do Brasil	-	-	2	-	-	3
Total	62,437	(2,832)	(2,550)	94,391	(3,596)	(1,403)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

n) Outstanding balances with related parties

	Parent Company
	June 30, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets
Subsidiaries	-	37,583	896	-	45,475	1,036
Vale International S.A.	-	37,519	-	-	45,430	-
Minerações Brasileiras Reunidas S.A.	-	-	8	-	-	213
Other	-	64	888	-	45	823
Joint Ventures	-	426	233	-	403	449
Companhia Siderúrgica do Pecém	-	404	89	-	401	219
Pelletizing companies (i)	-	-	-	-	-	208
MRS Logística S.A.	-	-	19	-	-	18
Other	-	22	125	-	2	4
Associates	-	182	-	-	102	17
VLI	-	167	-	-	87	-
Other	-	15	-	-	15	17
Major stockholders	173	-	194	8,355	-	28
Bradesco	147	-	194	7,970	-	28
Banco do Brasil	26	-	-	385	-	-
Pension Plan	-	71	-	-	64	-
Total	173	38,262	1,323	8,355	46,044	1,530

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	June 30, 2022			December 31, 2021
	Liabilities			Liabilities
	Supplier and contractors	Loans	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries	154	79,516	7,043	135	86,125	7,704
Vale International S.A.	-	79,516	5,056	-	86,125	5,367
Others	154	-	1,987	135	-	2,337
Joint Ventures	1,077	-	-	387	-	-
Pelletizing companies (i)	746	-	-	73	-	-
MRS Logística S.A.	182	-	-	228	-	-
Others	149	-	-	86	-	-
Associates	37	-	675	42	-	262
VLI	35	-	675	32	-	262
Others	2	-	-	10	-	-
Major stockholders	-	-	854	-	-	1,479
Bradesco	-	-	854	-	-	1,479
Pension plan	52	-	-	54	-	-
Total	1,320	79,516	8,572	618	86,125	9,445

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: July 28, 2022